The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and has been declared effective. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)

Registration Statement No. 333-111573

SUBJECT TO COMPLETION, DATED MARCH 22, 2004

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated February 17, 2004)

2,600,000 Shares

I-Flow Corporation

Common Stock

We are selling 2,600,000 shares of our common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol “IFLO.” On March 19, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $15.54 per share.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page S-6 of this prospectus supplement and supersede in their entirety the risk factors set forth beginning on page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 390,000 shares of our common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments.

The underwriters expect to deliver the shares in New York, New York on                     , 2004.

SG Cowen

First Albany Capital

Lazard

Roth Capital Partners

Merriman Curhan Ford & Co.

               , 2004

      You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information contained in this prospectus supplement and the accompanying prospectus, as well as the information that we have filed with the Securities and Exchange Commission and incorporated by reference herein and therein, is accurate only as of the date of the applicable document. This prospectus supplement and the accompanying prospectus do not constitute an offer or solicitation by anyone in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make an offer or solicitation.

      This prospectus supplement contains the terms of this offering. A description of our capital stock is contained in this prospectus supplement. This prospectus supplement, along with the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement, or the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, will apply and will supersede the information in the accompanying prospectus.

      This prospectus supplement contains references to a number of our trademarks that are registered or are subject to pending applications or to which we have common law rights. These include, but are not limited to, the following: Homepump Eclipse®; Homepump Eclipse® “C” Series; I-Flow®; ON-Q®; ON-Q® Billing; ON-Q® C-bloc® Continuous Nerve Block System; ON-Q® PainBuster® Post-Operative Pain Relief System; ON-Q® Post-Operative Pain Relief System; PainBuster® Post-Operative Pain Management System; Paragon®; Sidekick®; SoakerTM Catheter; Verifuse® VIP; VIVUS-4000®; and VOICELINK® Remote Programming System.

PROSPECTUS SUPPLEMENT SUMMARY

      This summary only highlights the more detailed information appearing elsewhere in this prospectus supplement and the documents incorporated by reference herein. It may not contain all of the information that may be important to you. To fully understand the investment you are contemplating, you should read carefully this entire prospectus supplement, the accompanying prospectus and the detailed information incorporated into each of them by reference before you decide to make an investment. You should pay special attention to the “Risk Factors” section of this prospectus supplement beginning on page S-6 to determine whether an investment in our common stock is appropriate for you. Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the over-allotment option to purchase additional shares of common stock that we have granted to the underwriters. Unless the context otherwise requires, the terms “we,” “us,” “our” and “I-Flow” refer to I-Flow Corporation, a Delaware corporation, and its predecessors and subsidiaries.

Our Company

      We design, develop and market technically advanced, low-cost drug delivery systems and services that provide life-enhancing, cost-effective solutions for pain relief and intravenous infusion therapy. We focus on three distinct markets: Regional Anesthesia, Intravenous (IV) Infusion Therapy and Oncology Infusion Services. Our strategic focus for future growth is on the Regional Anesthesia market and, more specifically, on our pain relief products marketed under our ON-Q brand.

      Our ON-Q products are used after surgery to provide simple and effective pain relief without the side effects often associated with narcotics, the current standard of care for post-surgical pain relief. Customers for our ON-Q products include surgeons, hospitals, ambulatory surgery centers and patients. We believe that the expansion of our direct sales and marketing efforts for our ON-Q products, supported by our current manufacturing and product development infrastructure, positions us for future growth. Revenue from our Regional Anesthesia market was $16.1 million for the year ended December 31, 2003, an increase of 88% over the prior year.

      In the IV Infusion Therapy market, we sell a variety of ambulatory IV infusion pumps to distributors, home care companies, hospitals and office-based physicians. In the Oncology Infusion Services market, we, through InfuSystem, Inc., our wholly-owned subsidiary (“InfuSystem”), provide rentals of ambulatory electronic infusion pumps and associated supplies to hospitals, oncology offices and chemotherapy clinics for use by cancer patients. Total revenue from all three of our markets was $47.0 million for the year ended December 31, 2003, an increase of 36% over the prior year.

Our Products and Services

      Regional Anesthesia. For many patients, post-surgical pain and length of recovery time are important concerns. The current standard of care for the treatment of post-surgical pain is the administration of narcotics. Narcotics act as a general anesthetic and affect the entire body. The use of narcotics can increase the time it takes a patient to rehabilitate and recover from surgery. Narcotics can also negatively affect a patient’s quality of life after surgery because narcotics can have a number of negative side effects, including nausea, drowsiness, constipation, shortness of breath and addiction. We believe that the continuous delivery of a non-narcotic medication to the surgical site with our ON-Q products offers a significant improvement over narcotics.

      Our ON-Q pain relief product line currently includes the ON-Q PainBuster Post-Operative Pain Relief System (previously known as the ON-Q Post-Operative Pain Relief System), the ON-Q C-bloc Continuous Nerve Block System and the Soaker Catheter. The ON-Q PainBuster system provides targeted post-surgical pain relief by delivering a non-narcotic numbing medication directly to a surgical incision site for up to five days after surgery. The product consists of a small, disposable balloon pump that delivers the medication directly to the surgical site through a specially designed, proprietary Soaker Catheter that is inserted during surgery. The ON-Q C-bloc system works in a similar manner, but delivers the medication directly to a nerve, thereby numbing an entire extremity or region of a patient’s body.

      Clinical studies have shown the benefits of the delivery of a non-narcotic local anesthetic with our ON-Q products. These benefits include pain relief, ease of use, convenience, reduced length of hospital stay, cost savings and a reduction in the use of narcotics.

      We estimate that there are approximately 70 million surgical procedures performed each year in the United States. We believe that our ON-Q products can be used to provide non-narcotic pain relief in more than 15 million of these procedures. Our ON-Q products are cleared for sale by the United States Food and Drug Administration (the “FDA”) for use in a wide range of surgical procedures and are currently used in open heart and other chest surgeries, weight loss surgeries, cesarean sections, hysterectomies, mastectomies, knee repairs and replacements, shoulder and hip surgeries, foot and ankle surgeries, breast augmentations and reductions, abdominoplasties (“tummy tucks”) and other surgeries.

      We are targeting this market opportunity with a direct sales force, which is supported by a dedicated marketing team. We began hiring our direct sales force in January 2002 and had a 99-person sales organization in place as of December 31, 2003. We recently launched our ON-Q Billing program which uses InfuSystem’s business relationships with private insurers to offer ambulatory surgery centers a third-party billing program for our ON-Q products that is similar to the one used by InfuSystem for its oncology infusion services.

      IV Infusion Therapy. We supply home care companies, hospitals and physicians with disposable balloon pumps that are used to deliver IV medications for use by patients. These medications include antibiotics, chemotherapies, diagnostic agents, nutritional supplements and other medications. A significant portion of the sales from these products are generated outside the United States.

      Oncology Infusion Services. Through our InfuSystem subsidiary, we provide rentals of ambulatory electronic infusion pumps and associated supplies to hospitals, oncology offices and chemotherapy clinics for use by cancer patients. We bill private insurers and other payors directly instead of charging our customers for such services. InfuSystem has contractual relationships with private insurers that cover approximately two-thirds of the managed care lives in the United States. InfuSystem is also licensed to provide durable medical equipment to all Medicare recipients not covered by a health maintenance organization. We believe that we have an opportunity to use InfuSystem’s business relationships with private insurers to offer ambulatory surgery centers a third-party billing program for our ON-Q products that is similar to the one used by InfuSystem for its oncology infusion services.

Our Strategy

      Our goal is to establish our ON-Q pain relief products and services as the standard of care for the treatment of post-surgical pain. To accomplish this, we intend to:

•	Expand our sales capabilities and increase awareness of our ON-Q products. We intend to continue to expand our sales efforts to further penetrate the United States surgical market for our ON-Q products. As of December 31, 2003, we had a 99-person sales organization supported by a dedicated marketing team. This is an increase from the 36-person sales organization that we had as of December 31, 2002. In addition, we plan to build brand awareness and increase the use of our products by engaging in public relations, internet marketing and targeted advertising to surgeons, medical facilities and patients. We also expect to engage in or support additional post-marketing clinical studies to demonstrate the benefits of our ON-Q products.

•	Educate surgeons and patients to increase use of our ON-Q products. We intend to continue to educate our target audiences about the benefits of our ON-Q pain relief products through medical advertising and promotion, presentations at major medical conferences and publications in prominent medical journals. These efforts will be supported by additional clinical studies that we believe will demonstrate the benefits of our ON-Q products. As of March 15, 2004, 29 post-marketing clinical studies have been completed and presented and more than 25 additional clinical studies are currently being conducted. Many of these studies are or have been double-blinded, placebo-controlled studies and have been conducted at a number of medical institutions, including The Johns Hopkins University School of Medicine, the Keck School of Medicine of the University of Southern California, The University of Texas M.D. Anderson Cancer Center, the Cleveland Clinic Florida, Jewish Hospital and the Washington University School of Medicine in St. Louis.

•	Focus on hospitals and surgeons that are most likely to adopt our ON-Q products. We believe the market in the United States for our ON-Q pain relief products is under-penetrated at this time. We estimate that the current penetration by all participants in this market combined is less than two percent of the more than 15 million potential surgeries each year. We intend to continue to focus our sales, marketing, promotion and clinical study efforts where we believe that we can have a significant impact on patient satisfaction and cost savings to hospitals and where our ON-Q products are likely to be adopted by hospitals and influential surgeons.

•	Use our billing and reimbursement resources to increase the use of our ON-Q products. Over the past 18 years, InfuSystem has provided oncology infusion customers with direct billing assistance for services related to ambulatory electronic infusion pumps. Our 50-person staff bills for and collects payment from a wide range of insurers, including Medicare, Medicaid and commercial managed care organizations. InfuSystem has contractual relationships with private insurers that cover approximately two-thirds of the managed care lives in the United States. We believe that we have an opportunity to use InfuSystem’s business relationships with private insurers to offer ambulatory surgery centers a third-party billing program for our ON-Q products similar to the one that is used by InfuSystem for its oncology infusion services. Separately, we are using our knowledge of the reimbursement system to educate surgeons and their staffs about how to use procedure codes to apply for reimbursement for the placement of our Soaker Catheter.

•	Invest to support future revenue growth of our ON-Q products. We believe we have a significant opportunity to increase the awareness and adoption of our ON-Q products. We intend to invest in sales and marketing initiatives to accelerate ON-Q revenue growth. For example, we expect Regional Anesthesia revenues for the quarter ending March 31, 2004 to exceed the prior year quarter by approximately 80%. For the quarter ending March 31, 2004, we estimate that our total revenue will be approximately $13.3 to $14.0 million, compared to $10.1 million for the prior year quarter ended March 31, 2003. We expect a loss per share of approximately ($0.06) to ($0.10) for the quarter ending March 31, 2004.

Corporate Information

      I-Flow Corporation was incorporated in the State of California in July 1985. On July 30, 2001, we changed our state of incorporation to Delaware by merging into a wholly-owned subsidiary incorporated in Delaware. Our corporate offices are located at 20202 Windrow Drive, Lake Forest, California 92630. Our telephone number is (949) 206-2700. Our website is located at www.iflo.com. The information contained on our website is not a part of this prospectus supplement or the accompanying prospectus.

The Offering

Shares of common stock offered by us	2,600,000 shares

Shares of common stock to be outstanding after this offering	21,035,859 shares

Use of proceeds	We currently intend to use the net proceeds from this offering to increase the size of our United States hospital sales force, to develop and execute a consumer marketing program for hospitals, to implement a dedicated sales and consumer marketing program for ambulatory surgery centers and as further described in this prospectus supplement under the heading “Use of Proceeds.”

Nasdaq National Market symbol	IFLO

The information above is based upon 18,435,859 shares of our common stock outstanding as of March 15, 2004 and does not include the following, each stated as of March 15, 2004:

•	3,601,658 shares of our common stock issuable upon the exercise of outstanding stock options;

•	225,111 shares of our common stock issuable upon the exercise of outstanding warrants to purchase shares of our common stock; and

•	up to 390,000 shares of our common stock issuable upon the exercise of the underwriters’ over-allotment option.

Except as otherwise noted, all information in this prospectus supplement reflects an assumed public offering price of $15.54 per share.

Summary Consolidated Financial Data

(in thousands, except per share data)

      The following table summarizes our consolidated financial data for the periods indicated. You should read the summary consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus supplement and with our consolidated financial statements and related notes incorporated herein by reference. The historical and pro forma results presented here are not necessarily indicative of future results.

	Years Ended December 31,

	2003	2002	2001

Consolidated Statement of Operations Data(1)(2)

Revenues	$47,043	$34,663	$30,531

Gross profit	29,833	22,677	18,615

Operating expenses	33,114	21,963	15,924

Operating income (loss)	(3,281)	714	2,691

Interest expense (income), net	46	(6)	44

Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	(3,327)	720	2,647

Income tax provision (benefit)	(1,173)	305	1,067

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	(2,154)	415	1,580

Discontinued operations:

Income (loss) from discontinued operations, net of tax	328	24	(313)

Gain on sale of discontinued operations, net of tax	2,283	—	—

Income before cumulative effect of a change in accounting principle	457	439	1,267

Cumulative effect of a change in accounting principle for goodwill	—	(3,474)	—

Net income (loss)	$457	$(3,035)	$1,267

Per share of common stock, basic:

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	$(0.13)	$0.03	$0.10

Net income (loss)	$0.03	$(0.20)	$0.08

Per share of common stock, diluted:

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	$(0.13)	$0.03	$0.10

Net income (loss)	$0.03	$(0.19)	$0.08

Shares used in computing basic earnings (loss) per share	16,384	15,368	15,231

Shares used in computing diluted earnings (loss) per share	16,384	15,879	15,749

(1)	The net income of Spinal Specialties, Inc. prior to divestiture is presented as income (loss) from discontinued operations, net of tax.

(2)	Effective January 1, 2002, we changed our method of accounting for goodwill as a result of adopting Statement of Financial Accounting Standards No. 142.

	December 31, 2003

	Actual	As Adjusted(3)

Consolidated Balance Sheet Data

Cash and cash equivalents	$15,185	$52,810

Working capital	31,467	69,092

Total assets	51,896	89,521

Net stockholders’ equity	44,773	82,398

(3)	The as adjusted column in the consolidated balance sheet data gives effect to the sale of 2,600,000 shares of our common stock in this offering at an assumed offering price of $15.54 after deducting underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

      An investment in our securities involves a high degree of risk. You should carefully consider the following risk factors related to the securities offered by this prospectus supplement and to our business and operations. You should also carefully consider the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before you decide to purchase our securities. Some of these factors have affected our financial condition and operating results in the past or are currently affecting us. All of these factors could affect our future financial condition or operating results. If any of the following risks actually occurs, our business could be harmed. If that happens, the trading price of our securities could decline and you may lose all or part of your investment. The risks set forth below replace and supersede in their entirety the risks set forth beginning on page 2 of the accompanying prospectus.

Risks Relating to Our Business and Industry

We have experienced net losses in prior years and have an accumulated deficit. We may not achieve profitability in the future.

      As of December 31, 2003, our accumulated deficit was approximately $15,084,000. We had net income (loss) of $1,267,000, ($3,035,000) and $457,000 for the years ended December 31, 2001, 2002 and 2003, respectively. We may not achieve or maintain profitability in the future, and further losses may arise.

      For example, during the year ended December 31, 2003, our total costs and expenses increased by an amount greater than the increase in revenues, compared to the year ended December 31, 2002. There can be no assurance that our future revenue growth, if any, will be greater than the growth of our costs and expenses. If the increase in our total costs and expenses continues to be greater than any increase in our revenues, we will not be profitable.

We have invested substantial resources into the sales and marketing of our ON-Q products. If these products do not achieve significant clinical acceptance or if our direct sales strategy is not successful, our financial condition and operating results will be adversely affected.

      Our current strategy assumes that our ON-Q products will be used in a significant number of surgical procedures, ultimately becoming the standard of care for many common procedures. We have invested, and continue to invest, a substantial portion of our resources into the establishment of a direct sales force for the sales and marketing of our ON-Q products. During the year ended December 31, 2003, we invested approximately $16,800,000 in the sales and marketing of our ON-Q products. A failure of our ON-Q products to achieve and maintain a significant market presence, or the failure to successfully implement our direct sales strategy, will have a material adverse effect on our financial condition and results of operations.

We may need to raise additional capital in the future to fund our operations. We may be unable to raise funds when needed or on acceptable terms.

      During the year ended December 31, 2003, our operating activities used cash of $1,070,000 and our investing activities provided cash of $1,003,000. As of December 31, 2003, we had cash on hand of $15,185,000 and net accounts receivable of $12,392,000. We believe our current funds, together with possible additional borrowings on our existing lines of credit and other bank loans, are sufficient to provide for our projected needs to maintain operations for at least the next 12 months. This estimate, however, is based upon assumptions that may prove to be wrong. If our assumptions are wrong or if we experience further losses, we may be required to curtail our operations and/or seek additional financing.

      Any additional equity financings may be dilutive to our existing stockholders and may involve the issuance of securities that have rights, preferences or privileges senior to those of our current stockholders. A debt financing, if available, may involve restrictive covenants on our business that could limit our operational and financial flexibility, and the amount of debt incurred could make us more vulnerable to economic downturns or operational difficulties and limit our ability to compete. Furthermore, financing may not be available when needed and, if available, may not be on terms acceptable to us.

Our products are highly regulated by a number of governmental agencies. Any changes to the existing rules and regulations of these agencies may adversely impact our ability to manufacture and market our products.

      Our activities are regulated by the Food, Drug and Cosmetic Act. Under the Food, Drug and Cosmetic Act, we are required, among other matters, to register our facilities and to list our devices with the FDA, to file notice of our intent to market certain new products under Section 510(k) of the Food, Drug and Cosmetic Act, to track the location of certain of our products, and to report any incidents of death or serious injury relating to our products. If we fail to comply with any of these regulations, or if the FDA subsequently disagrees with the manner in which we sought to comply with these regulations, we could be subjected to substantial civil and criminal penalties and a recall, seizure or injunction with respect to the manufacture or sale of our products.

      Each state also has similar regulations. For example, in California, we are subject to annual production-site inspections in order to maintain our manufacturing license. State regulations also specify standards for the storage and handling of certain chemicals and disposal of their wastes. We are also required to comply with federal, state and local environmental laws. Our failure to comply with any of these laws could expose us to material liabilities.

      Products intended for foreign export are subject to additional regulations, including compliance with ISO 9000. In May 1995, we received ISO 9001 certification, which indicates that our products meet specified uniform standards of quality and testing. We also were granted permission to use the CE mark on certain of our products, which reflects approval of our products for export into the 15 member countries of the European Union (the “EU”) and three non-EU countries. In December 1996, the operations of Block Medical de Mexico, S.A. de C.V., a wholly-owned subsidiary (“Block Medical”), including its manufacturing facility, were added to our ISO certification and we received permission to use the CE mark on all disposable elastomeric products we manufacture. If we fail to comply with foreign regulations or to maintain ISO certification or CE approval, the sale of our products could be suspended in one or more of our foreign markets.

      Furthermore, federal, state, local or foreign governments may enact new laws, rules and regulations that may adversely impact our ability to manufacture and market infusion devices by, for example, increasing our costs. Any impairment of our ability to market our infusion devices or other products could have a material adverse effect on our financial condition and results of operations.

Our compliance with laws frequently involves our subjective judgment. If we are wrong in any of our interpretations of the laws, we could be subjected to substantial penalties for noncompliance.

      In the ordinary course of business, management frequently makes subjective judgments with respect to complying with the Food, Drug and Cosmetic Act, as well as other applicable state, local and foreign laws. If any of these regulatory agencies disagrees with our interpretation of, or objects to the manner in which we have attempted to comply with, the applicable law, we could be subjected to substantial civil and criminal penalties and a recall, seizure or injunction with respect to the manufacture or sale of our products. These types of actions against us or our products could have a material adverse effect on our financial condition and results of operations.

Our intangible assets are subject to potential impairment charges that could adversely affect our results of operations.

      As of December 31, 2003, $2,639,000 of our assets consisted of goodwill, an intangible asset acquired through the acquisition of InfuSystem. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our financial statements. For example, we review the recoverability of the carrying value of goodwill on an annual basis or more frequently if an event occurs or circumstances change to indicate that an impairment of goodwill has possibly occurred. We compare market value of our reporting units to book value, as well as consider other factors, to determine whether or not any potential impairment of goodwill exists. In fiscal year 2002, and as a result of the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, we wrote-off $3,474,000 of goodwill related to past acquisitions other than InfuSystem. We cannot guarantee that there will be no additional impairment in the future related to InfuSystem or other acquisitions we may make in the future. Any impairment charge will adversely affect our results of operations.

Our customers frequently receive reimbursement from private insurers and governmental agencies. Any change in the overall reimbursement system may adversely impact our business.

      The health care reimbursement system is in a constant state of change. Changes often create financial incentives and disincentives that encourage or discourage the use of a particular type of product, therapy or clinical procedure. Market acceptance and sales of our products may be adversely affected by changes or trends within the reimbursement system. Changes to the health care system that favor technologies other than ours or that reduce reimbursements to providers or treatment facilities that use our products may adversely affect our ability to sell our products profitably.

      Hospitals, alternate care site providers and physicians are heavily dependent upon payment for their services by private insurers and governmental agencies. Changes in the reimbursement system could adversely affect our participation in the industry. Our products fall into the general category of infusion devices and related disposable products with regard to reimbursement issues. Except for payments made to our InfuSystem subsidiary, the majority of reimbursements are currently not paid directly to us. Rather, health care providers will often request that their patients’ health insurance providers provide them with some form of reimbursement for the disposables that are consumed in the patients’ therapy.

      We believe that the current trend in the insurance industry (both private and governmental) has been to eliminate cost-based reimbursement and to move towards fixed or limited fees for service, thereby encouraging health care providers to use the lowest cost method of delivering medications. This trend may discourage the use of our products, create downward pressure on our average prices and, ultimately, negatively affect our revenues.

Changes in reimbursement rates may adversely impact InfuSystem’s revenues.

      InfuSystem depends primarily upon third-party reimbursement for the collection of its revenues. InfuSystem is paid directly by private insurers and governmental agencies, often on a fixed fee basis, for infusion services provided by InfuSystem to patients. InfuSystem’s revenues comprised 28% of our consolidated revenues for the year ended December 31, 2003. If the average fees allowable by private insurers or governmental agencies were reduced, the negative impact on revenues of InfuSystem could have a material adverse effect on our financial condition and results of operations.

Changes in reimbursement rates may adversely impact the revenue that we earn from our developing billing strategy for our ON-Q products.

      Historically, we have charged health care providers for each ON-Q unit that they purchase from us. Recently, we, through our InfuSystem subsidiary, have begun to bill private insurers for the use of our ON-Q products in ambulatory surgery centers, rather than charging these centers for the purchase price of each ON-Q unit. If this sales strategy is successful, we expect to increase our use of this sales strategy for ambulatory surgery centers. Any reduction in the average fees allowable by private insurers for the use of our ON-Q products in ambulatory surgery centers could negatively affect our ability to generate revenue from the centers and this could have a material adverse effect on our financial condition and results of operations.

Our industry is intensely competitive and changes rapidly. If we are unable to maintain a technological lead over our competitors, our business operations will suffer.

      The drug infusion industry is highly competitive. We compete in this industry based primarily upon product performance, service and price. Some of our competitors have significantly greater resources than we do for research and development, manufacturing, marketing and sales. As a result, they may be better able to compete for market share, even in areas in which our products may be superior. We continue our efforts to introduce clinically effective, cost-efficient products into the market, but the industry is subject to technological changes and we may not be able to maintain any existing technological advantage long enough to establish our products and to sustain profitability. We may also see significant pricing pressure if new competitors enter into our target markets. If we are unable to effectively compete in our market, our financial condition and results of operations will materially suffer.

We rely on independent suppliers for parts and materials necessary to assemble our products. Any delay or disruption in the supply of parts may prevent us from manufacturing our products and negatively impact our operations.

      Although we perform the final assembly and testing of our infusion systems, certain component parts, as well as molded products, are obtained from outside vendors based upon our specifications. The loss or breakdown of our relationships with these outside vendors could subject us to substantial delays in the delivery of our products to customers. Significant delays in the delivery of our products could result in possible cancellation of orders and the loss of customers. Furthermore, we have numerous suppliers of components and materials that are sole-source suppliers. Because these suppliers are the only vendors with which we have a relationship for a particular component or material, we may be unable to produce and sell products if one of these suppliers becomes unwilling or unable to deliver components or materials meeting our specifications. Our inability to manufacture and sell products to meet delivery schedules could have a material adverse effect on our reputation in the industry, as well as our financial condition and results of operations.

If one of our products proves to be defective or is misused by a health care practitioner or patient, we may be subject to claims of liability that could adversely affect our financial condition and the results of our operations.

      A defect in the design or manufacture of our products, or a failure of our products to perform for the use that we specify, could have a material adverse effect on our reputation in the industry and subject us to claims of liability for injuries and otherwise. Misuse of our product by a practitioner or patient that results in injury could similarly subject us to claims of liability. We currently have in place product liability insurance in the amount of $5,000,000 for liability losses, including legal defense costs. Any substantial underinsured loss would have a material adverse effect on our financial condition and results of operations. Furthermore, any impairment of our reputation could have a material adverse effect on our sales, revenues and prospects for future business.

We are dependent upon our proprietary technology and the patents, copyrights and trademarks that protect our products. If competitors are able to independently develop products of equivalent or superior capabilities, the results of our operations could be adversely impacted.

      We rely substantially on proprietary technology and capabilities. We have filed patent applications in the United States for substantially all of our products. As of December 31, 2003, we held approximately 40 patents, including patents that relate to both the ON-Q Post-Operative Pain Relief System (now known as the ON-Q PainBuster Post-Operative Pain Relief System) and the Soaker Catheter. We have also filed for intellectual property right protection in all foreign countries in which we currently derive significant revenue. Our patents generally expire between 2009 and 2015, with significant patents expiring in 2009. Without sufficient intellectual property right protection, our competitors may be able to sell products identical to ours and cause a downward pressure on the selling price of our products.

      There can be no assurance that pending patent or trademark applications will be approved or that any patents will provide competitive advantages for our products or will not be challenged or circumvented by competitors or others. Our competitors may also independently develop products with equivalent or superior capabilities or otherwise obtain access to our capabilities.

We manufacture the majority of our products in Mexico. Any difficulties or disruptions in the operation of our plant may adversely impact our operations.

      The majority of our products are manufactured by Block Medical, a wholly-owned subsidiary. We may encounter difficulties with the uncertainties inherent in doing business in a foreign country, including economic, political and regulatory uncertainties. Our stockholders’ equity may also be adversely affected by unfavorable translation adjustments arising from differences in exchange rates from period to period. In addition, we have not and currently do not hedge or enter into derivative contracts in an effort to address foreign exchange risk. If there are difficulties or problems in our Mexico facility, or other disruptions in our production and delivery process affecting product availability, these difficulties could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our sales is to customers in foreign countries. We may lose sales, market share and profits due to exchange rate fluctuations and other factors related to our foreign business.

      For the year ended December 31, 2003, sales to customers in foreign countries comprised approximately 20% of our revenues. Our foreign business is subject to economic, political and regulatory uncertainties and risks that are unique to each area of the world. Fluctuations in exchange rates may also affect the prices that our foreign customers are willing to pay, and may put us at a price disadvantage compared to other competitors. Potentially volatile shifts in exchange rates may negatively affect our financial condition and operations.

We currently rely on two distributors for a significant percentage of our sales. If our relationship with one or both of these distributors were to deteriorate, our sales may materially decline.

      During the year ended December 31, 2003, sales to B. Braun Medical S.A. (France), a distributor in Europe, and B. Braun Medical, Inc., a national distributor in the United States, accounted for approximately 10% and 7%, respectively, of our net revenues. Any deterioration in our relationship with B. Braun Medical S.A. or B. Braun Medical, Inc. could cause a material decline in our overall sales and have a material adverse effect on our business.

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates, judgments and assumptions that may ultimately prove to be incorrect.

      The accounting estimates and judgments that management must make in the ordinary course of business affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. If the underlying estimates are ultimately proven to be incorrect, subsequent adjustments could have a material adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our financial statements. Restating financial statements could result in a material decline in the price of our stock.

Risks Related to Our Common Stock

The average trading volume for our common stock is relatively low when compared to most larger companies. As a result, there may be less liquidity and more volatility associated with our common stock, even if our business is doing well.

      Our common stock has been traded publicly since February 13, 1990, and since then has had only a few market makers. The average daily trading volume for our shares during the month of February 2004 was approximately 297,000 shares. There can be no assurance that a more active or established trading market for our common stock will develop or, if developed, will be maintained.

      The market price of our common stock has been and is likely to continue to be highly volatile. Market prices for securities of biotechnology and medical device companies, including ours, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that appear unrelated to the operating performance of particular companies. The following factors, among others, can have a significant effect on the market price of our securities:

•	announcements of technological innovations, new products, or clinical studies by us or others;

•	government regulation;

•	developments in patent or other proprietary rights;

•	future sales of substantial amounts of our common stock by existing stockholders or by us; and

•	comments by securities analysts and general market conditions.

      The realization of any of the risks described in these “Risk Factors” could have a negative effect on the market price of our common stock.

In the future, our common stock may be removed from listing on the Nasdaq quotation system and may not qualify for listing on any stock exchange, in which case it may be difficult to find a market in our stock.

      If our common stock is no longer traded on a national trading market, it may be more difficult for you to sell shares that you own, and the price of our common stock would likely be negatively affected. Currently, our common stock is traded on the Nasdaq National Market. Nasdaq has a number of continued listing requirements, including a minimum trading price requirement. Failure to comply with any Nasdaq continued listing requirement could cause our common stock to be removed from listing on Nasdaq. Should this occur, we may not be able to secure listing on other exchanges or quotation systems, and this would have a material adverse effect on the price and liquidity of our common stock.

Future sales of our common stock by existing stockholders could negatively affect the market price of our stock and make it more difficult for us to sell stock in the future.

      Sales of our common stock in the public market, or the perception that such sales could occur, could result in a decline in the market price of our common stock and make it more difficult for us to complete future equity financings. A substantial number of shares of our common stock and shares of common stock subject to outstanding warrants may be resold pursuant to currently effective registration statements. As of March 15, 2004, in addition to the shares to be sold in this offering, there were:

•	18,288,859 shares of common stock that have been issued in registered offerings and are freely tradable in the public markets;

•	225,111 shares of common stock underlying warrants which have been registered for resale under a Registration Statement on Form S-3 (Registration No. 333-109096);

•	147,000 shares of vested and unvested restricted common stock that have been issued under our restricted stock plans; and

•	an aggregate of 3,601,658 shares of common stock that may be issued upon the exercise of stock options outstanding under our equity incentive plans.

      We cannot estimate the number of shares of common stock that may actually be resold in the public market because this will depend upon the market price for our common stock, the individual circumstances of the sellers and other factors. If stockholders sell large portions of their holdings in a relatively short time, for liquidity or other reasons, the market price of our common stock could decline significantly.

Anti-takeover devices may prevent a sale, or changes in the management, of I-Flow.

      We have in place several anti-takeover devices, including a stockholder rights plan, that may have the effect of delaying or preventing a sale, or changes in the management, of I-Flow. For example, one anti-takeover device provides for a board of directors that is separated into three classes, with their terms in office staggered over three year periods. This has the effect of delaying a change in control of the board of directors without the cooperation of the incumbent board. In addition, our bylaws do not allow stockholders to call a special meeting of stockholders or act by written consent, and also require stockholders to give written notice of any proposal or director nomination to us within a specified period of time prior to any stockholder meeting.

      We may also issue shares of preferred stock without stockholder approval and upon terms that our board of directors may determine in the future. The issuance of preferred stock could have the effect of making it more difficult for a third-party to acquire a majority of our outstanding stock, and the holders of such preferred stock could have voting, dividend, liquidation and other rights superior to those of holders of our common stock.

We do not pay dividends and this may negatively affect the price of our stock.

      We have not paid dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. The future price of our common stock may be depressed because we do not pay dividends.

USE OF PROCEEDS

      We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $37.6 million, or approximately $43.3 million if the underwriters’ over-allotment option is exercised in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

      We currently intend to use the net proceeds we receive from the sale of our common stock in this offering to continue to increase the size of our United States hospital sales force, to develop and execute a consumer marketing program for hospitals, to implement a dedicated sales and consumer marketing program for ambulatory surgery centers, to develop, test and implement targeted, direct response consumer advertising campaigns, to increase our clinical study efforts, to refine our physician reimbursement program and for other general corporate purposes. Pending application of the net proceeds, we expect to invest the proceeds in short-term, investment-grade, interest-bearing securities.

DILUTION

      The net tangible book value of our common stock as of December 31, 2003 was approximately $40.9 million, or approximately $2.24 per share based upon 18,305,787 shares outstanding. Net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the total number of shares of our common stock outstanding on that date. Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. Without taking into account any other changes in the net tangible book value of our common stock after December 31, 2003, other than to give effect to our receipt of the estimated net proceeds from the sale of 2,600,000 shares of our common stock in this offering at an assumed public offering price of $15.54 per share, less the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of December 31, 2003, after giving effect to the items above, would have been approximately $78.5 million, or approximately $3.76 per share based upon 20,905,787 shares outstanding. This represents an immediate increase in net tangible book value of $1.52 per share to existing stockholders and an immediate dilution in net tangible book value of $11.78 per share to new investors. The following table illustrates this per share dilution:

Assumed public offering price per share		$15.54

Net tangible book value per share as of December 31, 2003	$2.24

Increase in net tangible book value per share attributable to this offering	1.52

As adjusted net tangible book value per share after giving effect to the offering		3.76

Dilution in net tangible book value per share to new investors		$11.78

      The foregoing table excludes the following, each stated as of December 31, 2003:

•	3,237,412 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $2.77 per share (1,680,888 were exercisable as of December 31, 2003 and the balance become exercisable in the future based upon continued employment or service as a director or consultant);

•	250,011 shares of our common stock issuable upon the exercise of outstanding warrants to purchase shares of our common stock at an exercise price of $10.00 per share; and

•	any shares that we may issue in the future.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2003:

•	on an actual basis; and

•	on an as adjusted basis to give effect to our receipt of an estimated $37.6 million of net proceeds from the sale of our common stock pursuant to this offering, after deducting underwriting discounts and commissions and estimated offering expenses.

      This table should be read in conjunction with the financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2003

	Actual	As Adjusted

	(in thousands)

Cash and cash equivalents	$15,185	$52,810

Stockholders’ equity

Common stock, $0.001 par value, 40,000,000 shares authorized; 18,305,787 shares issued and outstanding, actual; and 20,905,787 shares issued and outstanding, as adjusted	60,049	97,674

Accumulated other comprehensive loss	(192)	(192)

Accumulated deficit	(15,084)	(15,084)

Net stockholders’ equity	44,773	82,398

Total capitalization	$44,773	$82,398

      The foregoing table excludes the following, each stated as of December 31, 2003:

•	3,237,412 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $2.77 per share;

•	250,011 shares of our common stock issuable upon the exercise of outstanding warrants to purchase shares of our common stock at an exercise price of $10.00 per share;

•	an aggregate of 1,667,743 shares of our common stock reserved for future issuance under our 2001 Equity Incentive Plan; and

•	an aggregate of 167,000 shares of our common stock reserved for future issuance under our 2003 Restricted Stock Plan.

PRICE RANGE OF COMMON STOCK

      Our common stock is quoted on the Nasdaq National Market under the symbol “IFLO.” Set forth below are the high and low sales prices for our common stock as reported on the Nasdaq National Market for the periods indicated:

	High	Low

2002

1st Quarter	$3.37	$2.59

2nd Quarter	3.12	2.00

3rd Quarter	2.55	1.14

4th Quarter	1.89	1.06

2003

1st Quarter	$2.90	$1.55

2nd Quarter	7.75	2.47

3rd Quarter	11.49	6.50

4th Quarter	15.50	10.00

2004

1st Quarter (through March 19, 2004)	$18.17	$11.25

      American Stock Transfer & Trust Company is the transfer agent for our common stock. As of March 1, 2004, we had approximately 312 stockholders of record.

DIVIDEND POLICY

      We have never declared or paid cash dividends on our common stock. We currently intend to retain any future earnings for the operation and expansion of our business. We do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any future payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section entitled “Summary Consolidated Financial Data” in this prospectus supplement and our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus. This discussion and analysis contains forward-looking statements that are based upon our current expectations, assumptions, estimates and projections. These forward-looking statements involve risk and uncertainties. Our actual results could differ materially from those indicated in these forward-looking statements as a result of a number of factors, as more fully discussed below and elsewhere in this prospectus supplement and the accompanying prospectus, particularly in the section entitled “Risk Factors” beginning on page S-6 of this prospectus supplement.

Overview

      We design, develop and market technically advanced, low-cost drug delivery systems and services that provide life-enhancing, cost-effective solutions for pain relief and intravenous infusion therapy. We focus on three distinct markets: Regional Anesthesia, IV Infusion Therapy and Oncology Infusion Services. Our products are used in hospitals, ambulatory surgery centers, physicians’ offices and patients’ homes.

      Our strategic focus for future growth is on the Regional Anesthesia market and, more specifically, on our pain relief products marketed under our ON-Q brand. We intend to continue to expand our sales and marketing efforts to further penetrate the United States post-surgical pain relief market for our ON-Q products.

      We believe we have a significant opportunity to increase the awareness and adoption of our ON-Q products. We intend to invest in sales and marketing initiatives to accelerate ON-Q revenue growth. For example, we expect Regional Anesthesia revenues for the quarter ending March 31, 2004 to exceed the prior year quarter by approximately 80%. For the quarter ending March 31, 2004, we estimate that our total revenue will be approximately $13.3 to $14.0 million, compared to $10.1 million for the prior year quarter ended March 31, 2003. We expect a loss per share of approximately ($0.06) to ($0.10) for the quarter ending March 31, 2004.

Critical Accounting Policies

      We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. Accordingly, we are required to make estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The critical accounting policies which we believe are the most important to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition

      We recognize revenue from product sales at the time of shipment and passage of title. We offer the right of return for defective products and continuously monitor and track product returns. We record a provision for the estimated amount of future returns based upon historical experience and any notification received of pending returns. Although such returns have historically been insignificant, we cannot guarantee that we will continue to experience the same return rates as we have in the past. Any significant increase in product returns could have a material adverse impact on our operating results for the period or periods in which the returns materialize.

      We recognize rental revenues from medical pumps over the term of the related agreement, generally on a month-to-month basis. Pump rentals are billed at our established rates, which often differ from contractually allowable rates provided by third-party payors such as Medicare, Medicaid and commercial insurance carriers.

We record net rental revenues at the estimated realizable amounts from patients and third-party payors. We experience significant extended payment terms with certain of these third-party payors, but we continuously monitor reimbursement rates from third-party payors and timing of payments. Any change in reimbursement or collection rates could have a material impact on our operating results for the period or periods in which the change is identified.

Accounts Receivable

      We perform various analyses to evaluate accounts receivable balances. We record an allowance for bad debts based upon the estimated collectibility of the accounts such that the recorded amounts reflect estimated net realizable value. We apply specified percentages to the accounts receivable agings to estimate the amount that will ultimately be uncollectible and therefore should be reserved. The percentages are increased as the accounts age. If the actual uncollected amounts significantly exceed the estimated allowance, our operating results would be significantly and adversely affected.

Inventories

      We value inventory at the lower of the actual cost to purchase or manufacture the inventory and the current estimated market value of the inventory. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory on specifically identified items based primarily upon the estimated forecast of product demand and production requirements for the next two years. A significant increase in the demand for our products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. Additionally, our estimates of future product demand may prove to be inaccurate, in which case, we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if inventory is determined to be overvalued, we would be required to recognize such costs in cost of goods sold at the time of such determination. Likewise, if inventory is determined to be undervalued, we may have over-reported cost of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale. Therefore, although we seek to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and reported operating results.

Deferred Taxes

      We recognize deferred tax assets and liabilities based upon the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If we operate at a profit in the future and generate sufficient future taxable income, we could be required to reverse the current valuation allowance against the deferred tax assets which would result in a substantial decrease in our effective tax rate. Likewise, if we are unable to operate at a profit and unable to generate sufficient future taxable income, we could be required to establish an additional valuation allowance against all or a significant portion of our deferred tax assets, resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Intangible Assets

      Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), required us to cease amortizing goodwill and indefinite life intangibles effective January 1, 2002. Our business combinations have at various times resulted in the acquisition of goodwill and other intangible assets, which may affect the amount of future period amortization expense and impairment expense that we may incur. The determination of the value of such intangible assets requires our management to make estimates and assumptions that affect our consolidated financial statements. We review the recoverability of the carrying value of goodwill on an annual basis or more frequently if an event occurs or circumstances change to indicate that an impairment of goodwill has possibly occurred. We compare fair value of our reporting units to their carrying value, as well as other factors, to determine whether or not any potential impairment of goodwill exists. If a potential impairment exists, an impairment loss is recognized to the extent the carrying value of goodwill exceeds the difference between the fair value of the reporting unit and the fair value of our other assets and liabilities. We cannot guarantee that there will be no impairment in the future.

Divestiture of Spinal Specialties

      We sold Spinal Specialties, Inc. (“Spinal Specialties”), a wholly-owned subsidiary, on November 1, 2003 to Integra LifeSciences Holdings Corporation for approximately $6,000,000 in cash, with net proceeds to us of approximately $5,000,000. Assets and liabilities included in the sale consisted primarily of approximately $722,000 of accounts receivable, $1,155,000 of inventory, $400,000 of fixed assets and $313,000 of accounts payable and accrued liabilities. The Company recorded a pre-tax gain on the sale of $2,999,000, a tax provision on the gain of $716,000 and an after-tax gain of $2,283,000. The reported gain includes the effect of a charge of $327,000 related to the acceleration of vesting of certain stock options upon the closing of the sale. This amount has been accounted for as an increase in common stock.

      The net income of Spinal Specialties prior to divestiture is presented in our Consolidated Statements of Operations and Comprehensive Operations as income (loss) from discontinued operations, net of tax. Reported in income (loss) from discontinued operations, net of tax, are net product sales from Spinal Specialties of $3,795,000, $3,454,000 and $2,774,000 in 2003, 2002 and 2001, respectively, and income (loss) before taxes from Spinal Specialties of $532,000, $42,000 and $(524,000) in 2003, 2002 and 2001, respectively. Also reported in income (loss) from discontinued operations, net of tax, is income tax expense (benefit) of $204,000, $18,000 and $(211,000) for 2003, 2002, and 2001, respectively.

Results of Operations

Consolidated Results of Operations for the Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Revenue

      Our net revenues during the year ended December 31, 2003 were $47,043,000 compared to $34,663,000 for the prior year, an increase of 36%. Net product sales revenues increased 40% in 2003 to $34,021,000 compared to $24,370,000 in 2002. Rental income, comprised of the revenues of our InfuSystem subsidiary, increased by 27% to $13,022,000 for the year ended December 31, 2003 from $10,293,000 for the prior year.

      Our product revenues during 2003 and 2002 were generated in two primary market segments: Regional Anesthesia and IV Infusion Therapy. Regional Anesthesia product revenues for 2003, which included revenue from the PainBuster and ON-Q Post-Operative Pain Relief Systems and the Soaker Catheter, increased by 88% to $16,112,000 in 2003 compared to $8,582,000 for fiscal 2002. The increase was primarily due to increased clinical usage of the ON-Q Post-Operative Pain Relief System by surgeons in the United States. Significant factors in the revenue increase and trend toward the use of regional anesthesia for post-operative pain include the progressive increase during 2003 in the size of our direct sales force and favorable results in published clinical studies.

      IV Infusion Therapy product sales, which included our intravenous elastomeric pumps, mechanical infusion devices and electronic infusion pumps and disposables, increased 13% in 2003 to $17,909,000 from $15,788,000 in 2002. The year-to-year increase primarily resulted from increased sales of IV Infusion Therapy products to distributors in the United States. Pursuant to a distribution agreement, B. Braun Medical, Inc. distributes our IV elastomeric pumps to its IV Infusion Therapy customers in the United States. We have a separate agreement with B. Braun Medical S.A. (France), a manufacturer and distributor of pharmaceuticals and infusion products, to distribute our IV elastomeric infusion pumps in Europe, the Middle East, Asia Pacific, South America and Africa.

      Revenues for Oncology Infusion Services provided by our InfuSystem subsidiary increased 27% to $13,022,000 in 2003 compared to $10,293,000 in 2002. The revenue increase is substantially due to InfuSystem’s co-marketing activities with major pharmaceutical companies, which contributed to an in-

creased usage of new drugs and clinical protocols requiring the use of ambulatory electronic pumps as opposed to oral application of chemotherapy drugs. This increase in rental billings was slightly offset by changes to initial estimates of contractual rental revenue of approximately $400,000 recorded during fiscal year 2003 as a result of lower reimbursement levels than initially projected. InfuSystem revenues fluctuate based upon a number of factors, including the number of client facilities utilizing the InfuSystem pump management system, the number of contracts with managed care organizations and the number of potential patients covered by those contracts, and periodic fluctuations in the prevalence of continuous infusional administration of chemotherapy as opposed to oral administration of drug therapies.

Cost of Revenue

      Cost of revenues was $17,210,000 during the year ended December 31, 2003 compared to $11,986,000 in the prior year, an increase of 44%. Cost of revenues in 2003 included a write-down of $582,000 for tooling and inventory related to our declining electronic IV pump business. The write-down consisted of $394,000 for excess and obsolete inventory and $188,000 for tooling. We expect to phase out our electronic pump products for the IV Infusion Therapy market during the first quarter of 2004. As a percentage of net product sales, product cost of revenue increased by approximately two percentage points in 2003 to 39% due to the write-down of assets related to the electronic IV pump business. Rental cost of revenues increased by $1,011,000, or 34%, to $4,018,000, due to increases in operating supplies and material costs, and increased depreciation expense due to the increasing size of our rental fleet of chemotherapy pumps. As a percentage of rental revenues, rental cost of revenue increased by approximately two percentage points.

Selling and Marketing Expenses

      Selling and marketing expenses for the year ended December 31, 2003 increased $8,652,000, or 74%, from the prior year. This increase was primarily attributable to increases in direct sales force salaries and commissions ($4,398,000), travel and entertainment ($865,000), non-cash compensation expense related to the vesting of restricted stock granted to sales personnel ($327,000), increases in marketing expenses ($866,000) and other costs related to the hiring and operation of an expanded direct sales force in the United States during fiscal 2003 to support sales and marketing of the ON-Q Post-Operative Pain Relief System. As a percentage of total revenues, selling and marketing expenses increased by nine percentage points, to 43%. We intend to continue to invest significant resources to promote our ON-Q products during 2004. As of December 31, 2003, we employed 99 sales professionals in support of our ON-Q effort, an increase of approximately 175% compared to December 31, 2002.

     General and Administrative Expenses

      General and administrative expenses for the year ended December 31, 2003 increased $2,242,000 or 28% from the prior year. The increase is attributable to increases in compensation ($881,000), provision for bad debts ($573,000), investor relations ($84,000), telephone ($90,000), depreciation expense ($91,000) and other costs associated with the growth of the business. The increase in compensation resulted from increased staffing and year-end bonuses. The increase in the provision for bad debts includes a $279,000 accrual for the estimated amount of uncollectible 2003 billings by our rental business and other bad debt reserves determined based upon analyses of the accounts receivable agings. As a percentage of total revenues, general and administrative expenses decreased for fiscal 2003 by one percentage point to 22%.

Product Development Expenses

      Product development expenses include research and development for new products and the cost of obtaining and maintaining regulatory approvals of products and processes. Product development expenses for the year ended December 31, 2003 increased $257,000, or 12%, as compared to fiscal 2002. The increase included a $90,000 write-down of the carrying value of patents related to our declining electronic IV pump business, and increased compensation, consulting fees and outside services. We will continue to incur product development expenses as we continue our efforts to develop and introduce new technology and cost-efficient products into the market. Product development expense as a percentage of net product sales decreased by approximately two percentage points to 7% during 2003 compared to 2002.

Income Taxes

      During the year ended December 31, 2003, we recorded an income tax benefit from continuing operations of $1,173,000, compared to income tax expense of $305,000 recorded for the year ended December 31, 2002. Our effective tax rate decreased to 35.9% in the year ended December 31, 2003 compared to 42.4% in 2002. The reduction in the effective tax rate is the result of the method of taxation by the State of Michigan. This tax, which is based upon the activity of InfuSystem only, was calculated in a way that generated a current year tax for 2003, even though our overall activity resulted in a loss. As a result, the overall benefit received from the current year loss is reduced.

Goodwill

      In accordance with SFAS 142, we completed a test for goodwill impairment in June 2002 and concluded that consolidated goodwill in the amount of $3,474,000 was impaired effective January 1, 2002. We recorded a non-cash charge of approximately $3,474,000 to reduce the carrying value of our goodwill which was recorded as a cumulative effect of a change in accounting principle.

Consolidated Results of Operations for the Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

     Revenue

      Net revenues from continuing operations during the year ended December 31, 2002 were $34,663,000 compared to $30,531,000 for the prior year, an increase of 14%. Net product revenues increased 21% in 2002 to $24,370,000 compared to $20,168,000 in 2001. Rental income, comprised of the revenues of our InfuSystem subsidiary, decreased by 1% to $10,293,000 for the year ended December 31, 2002 from $10,363,000 for the prior year.

      Regional Anesthesia revenues from continuing operations for 2002 and 2001 exclude revenues of $3,454,000 and $2,774,000, respectively, related to discontinued operations, specifically our former Spinal Specialties subsidiary which was sold on November 1, 2003. Regional Anesthesia product revenues for 2002, which included revenue from the PainBuster and ON-Q Post-Operative Pain Relief Systems and the Soaker Catheter, increased by 57% to $8,582,000 in 2002 compared to $5,467,000 for fiscal 2001. The increase was primarily due to increased sales of our ON-Q Post-Operative Pain Relief System in the United States, which included the effect of higher average selling prices related to a change in our method of distribution, effective January 1, 2002, from a single United States distributor to a direct company-employed sales force. The increase from the prior year also included the effect of an inventory repurchase of approximately $963,000 from Ethicon Endo-Surgery, Inc. in December 2001 which was accounted for as a sales return. The repurchase was initiated in connection with the termination of our distribution agreement with Ethicon Endo-Surgery, Inc., previously our exclusive United States distributor for the ON-Q Post-Operative Pain Relief System. Under the termination agreement, we regained the exclusive United States distribution rights to the ON-Q Post-Operative Pain Relief System effective January 1, 2002.

      IV Infusion Therapy product sales, which included our intravenous elastomeric pumps, mechanical infusion devices and electronic infusion pumps and disposables, increased 7% in 2002 to $15,788,000 from $14,701,000 in 2001. The year-to-year increase resulted from increased sales of IV Infusion Therapy products to international distributors.

      Revenues for Oncology Infusion Services provided by our InfuSystem subsidiary decreased 1% to $10,293,000 in 2002 compared to $10,363,000 in 2001. InfuSystem revenues fluctuate based upon a number of factors, including the number of client facilities utilizing the InfuSystem pump management system, the number of contracts with managed care organizations and the number of potential patients covered by those contracts, and periodic fluctuations in the prevalence of continuous infusional administration of chemotherapy as opposed to oral administration of drug therapies. No material changes to initial estimates of contractual rental revenue were recorded during fiscal year 2002.

Cost of Revenue

      Cost of revenues was $11,986,000 during the year ended December 31, 2002 compared to $11,916,000 in the prior year, an increase of 1%. As a percentage of total revenues, cost of revenues decreased by four percentage points to 35% for the year ended December 31, 2002 compared to the prior year, primarily due to higher average selling prices for our ON-Q Post-Operative Pain Relief System caused by the change in the manner of distribution of those products. As a percentage of net product sales, product cost of revenue decreased by approximately six percentage points in 2002 to 37%. The decrease was primarily due to the change in the method of distribution of the ON-Q Post-Operative Pain Relief System from a third-party distributor to our direct sales organization. As a percentage of rental revenues, rental cost of revenue decreased by approximately two percentage points due to reduced direct operating costs.

Selling and Marketing Expenses

      Selling and marketing expenses for the year ended December 31, 2002 increased $6,915,000, or 143%, from the prior year. This increase was primarily attributable to additional salaries, commissions, travel expenses and recruiting costs related to the hiring and operation of a new direct sales force during fiscal 2002 necessary to support sales of the ON-Q Post-Operative Pain Relief System. The increase in selling and marketing expenses in 2002 compared to the prior year that were related to the cost of the new direct sales force amounted to $5,826,000. The remaining increase resulted from increased marketing expenses. As a percentage of total revenues, selling and marketing expenses increased 18 percentage points to 34% in 2002 over the prior year.

General and Administrative Expenses

      General and administrative expenses for the year ended December 31, 2002 decreased $742,000, or 8%, from the prior year. The total decrease included a reduction of approximately $628,000 in goodwill amortization expense due to the cessation of goodwill amortization effective January 1, 2002 in accordance with SFAS 142. The remainder of the decrease is attributable to reduced employee bonus expense. As a percentage of total revenues, general and administrative expenses decreased by approximately six percentage points to 34% in 2002 compared to the prior year.

Product Development Expenses

      Product development expenses include research and development for new products and the cost of obtaining and maintaining regulatory approvals of products and processes. Product development expenses for the year ended December 31, 2002 decreased $134,000 or 6% primarily due to reduced consulting expenses and engineering project materials. Product development expense as a percentage of net product sales decreased by approximately two percentage points to 9% during 2002 compared to 2001.

Income Taxes

      During the year ended December 31, 2002, we recorded income tax expense from continuing operations of $305,000, compared to income tax expense of $1,067,000 recorded for the year ended December 31, 2001. Our effective tax rate increased slightly to 42.4% in the year ended December 31, 2002 compared to 40.3% in 2001.

Goodwill

      In accordance with SFAS 142, we completed a test for goodwill impairment in June 2002 and concluded that consolidated goodwill in the amount of $3,474,000 was impaired as of January 1, 2002. We recorded a non-cash charge of approximately $3,474,000 to reduce the carrying value of our goodwill which was recorded as a cumulative effect of a change in accounting principle.

Liquidity and Capital Resources

      During the year ended December 31, 2003, cash of $1,070,000 was used in operating activities consisting of net income of $457,000, less income from discontinued operations of $328,000 and gain on the sale of Spinal Specialties of $2,283,000, plus non-cash expenses of $3,952,000, less net changes in operating assets and liabilities of $2,812,000 and net cash used in discontinued operations of $56,000. The increases in accounts receivable and inventory resulted from the overall increase in revenues.

      During the year ended December 31, 2003, cash of $1,003,000 was provided by investing activities. This amount was primarily attributable to the sale of Spinal Specialties which resulted in net cash proceeds to us of $5,044,000, partially offset by the acquisition of leasehold improvements, furniture, fixtures, equipment and other assets of $3,671,000 for use in our operations. We anticipate capital expenditures of approximately $3,000,000 in 2004 that we expect to pay for with existing cash and cash equivalents and working capital balances.

      During the year ended December 31, 2003, cash of $13,556,000 was provided by financing activities consisting primarily of $11,563,000 in net proceeds to us from the sale of 1,666,740 shares of our common stock in a private placement transaction at a sales price of $7.50 per share. In addition, we received $2,070,000 in proceeds from the exercise of stock options and warrants which was partially offset by payments on capital lease obligations of $77,000.

      As of December 31, 2003, we had cash and cash equivalents of $15,185,000, net receivables of $12,392,000 and net working capital of $31,467,000. Our management believes our funds, together with possible borrowings on our existing lines of credit and other bank loans, are sufficient to provide for our short and long-term needs for operations as currently projected. We may decide to sell additional equity securities or to increase our borrowings in order to fund an increase in our expenditures for selling and marketing expenses, to fund increased product development, to make acquisitions or for other purposes.

      We have a working capital line of credit with Silicon Valley Bank. The line of credit facility expired in December 2003 and was renewed in January 2004. Under the terms of the original agreement, we could borrow up to the lesser of $4,000,000 or the sum of 80% of eligible accounts receivable plus 25% of eligible inventory, as defined, at the bank’s prime rate plus 0.50% (a total rate of 4.5% at December 31, 2003). Under the terms of the renewed agreement, the interest rate on the line of credit is the bank’s prime rate (4.0% at December 31, 2003) and the borrowing limit remained unchanged. The amended agreement expires on April 30, 2005. As of December 31, 2003, there were no outstanding borrowings.

      We also had a term loan facility with Silicon Valley Bank that provided for borrowings up to a maximum amount of $2,000,000 at the bank’s prime rate plus 1.00%. There was no amount outstanding under the term loan as of December 31, 2003. The term loan facility expired according to its terms in December 2003 and was not renewed in January 2004.

      Our InfuSystem subsidiary has a revolving line of credit with a bank under which it may borrow up to the lesser of $3,500,000 or 80% of eligible accounts receivable, as defined, at the bank’s prime rate less 0.25% (3.75% at December 31, 2003). There were no outstanding borrowings under the line of credit as of December 31, 2003 and there were funds available for borrowing of $3,500,000. The credit line expires June 30, 2004. In addition, InfuSystem has a loan facility under which it may borrow up to $2,500,000 for the purchase of equipment. As of December 31, 2003, there were no outstanding borrowings under the loan facility.

      Our lines of credit are collateralized by substantially all of our assets and require us to comply with certain covenants principally relating to working capital and liquidity. As of December 31, 2003, we were in compliance with all such covenants.

Contractual Obligations and Commercial Commitments

      As of December 31, 2003, future payments related to contractual obligations and commercial commitments are as follows:

	Payment Due by Period

	Less than			More than
	1 Year	1 to 3 Years	3 to 5 Years	5 Years	Total

Capital Lease Obligations	$1,000	$—	$—	$—	$1,000

Operating Lease Obligations for Facilities	699,000	1,144,000	930,000	1,499,000	4,272,000

Purchase Commitments with Suppliers	2,324,000	—	—	—	2,324,000

Total Contractual Obligations and Commercial Commitments	$3,024,000	$1,144,000	$930,000	$1,499,000	$6,597,000

Market Risk

      We have a wholly-owned subsidiary in Mexico. As a result, we are exposed to potential transaction gains and losses resulting from fluctuations in foreign currency exchange rates. We have not and currently do not hedge or enter into derivative contracts in an effort to address the foreign exchange risk.

BUSINESS

Overview

      We design, develop and market technically advanced, low-cost drug delivery systems and services that provide life enhancing, cost-effective solutions for pain relief and intravenous infusion therapy. We focus on three distinct markets: Regional Anesthesia, IV Infusion Therapy and Oncology Infusion Services. Our products are used in hospitals, ambulatory surgery centers, physicians’ offices and patients’ homes.

      Our strategic focus for future growth is on the Regional Anesthesia market and, more specifically, on our pain relief products marketed under our ON-Q brand. Our ON-Q products are used after surgery to provide simple and effective pain relief without the side effects often associated with narcotics, the current standard of care for post-surgical pain relief. Customers for our ON-Q products include surgeons, hospitals, ambulatory surgery centers and patients. In the IV Infusion Therapy market, we sell a variety of ambulatory IV infusion pumps to distributors, home care companies, hospitals and office-based physicians. In the Oncology Infusion Services market, through our InfuSystem subsidiary, we provide rentals of ambulatory electronic infusion pumps and associated supplies to hospitals, oncology offices and chemotherapy clinics for use by cancer patients.

Our Markets

      We sell into three market segments: Regional Anesthesia, IV Infusion Therapy and Oncology Infusion Services.

Regional Anesthesia

      For many patients, post-surgical pain and length of recovery time are important concerns. The current standard of care for the treatment of post-surgical pain is the administration of narcotics. Narcotics act as a general anesthetic and affect the entire body. The use of narcotics can increase the time it takes a patient to rehabilitate and recover from surgery. Narcotics can also negatively affect a patient’s quality of life after surgery because narcotics can have a number of negative side effects, including nausea, drowsiness, constipation, shortness of breath and addiction. We believe that the continuous delivery of a non-narcotic medication to the surgical site with our ON-Q products offers a significant improvement over narcotics.

      We believe that the hospital market for our simple, portable regional anesthesia technologies is largely untapped at this time. We estimate that there are more than 70 million surgical procedures performed in the United States every year. We believe that our ON-Q products could be used in more than 15 million of these surgical procedures, which include open heart and other chest surgeries, weight loss surgeries, cesarean sections, hysterectomies, mastectomies, knee repairs and replacements, shoulder and hip surgeries, foot and ankle surgeries, breast augmentations and reductions and abdominoplasties. We estimate that the current penetration by all participants in this market combined is less than two percent.

IV Infusion Therapy

      Many infusion therapies can last up to several days. A physician will often begin a patient’s treatment at the physician’s office or at the hospital and then will discharge the patient to continue therapy at home. Completing the therapy course at the patient’s home can significantly reduce the cost of the therapy. Our line of compact, portable infusion pumps can be used to intravenously administer antibiotics, chemotherapies, diagnostic agents, nutritional supplements and other medications. The use of our pumps enable patients to leave the hospital earlier, making it attractive to cost-conscious hospitals and to patients who favor home treatment.

Oncology Infusion Services

      Many chemotherapy protocols last more than eight hours and many physicians and treatment facilities which administer chemotherapy treatment often prefer to have patients complete a course of treatment outside of the physician’s office or treatment facility. Physicians and treatment facilities often prefer this course of action because it can significantly reduce the cost of treatment by limiting the amount of time spent in the physician’s office or treatment facility. Patients also often prefer to complete the course of treatment at home because they do not have to spend eight or more hours at a physician’s office or treatment facility. Our InfuSystem subsidiary provides ambulatory electronic infusion pump rentals and related disposable products that allow patients to complete their chemotherapy treatment at home.

Our Strategy

      Our goal is to establish our ON-Q pain relief products and services as the standard of care for the treatment of post-surgical pain. To accomplish this we intend to:

      Expand our sales capabilities and increase awareness of our ON-Q products. We intend to continue to expand our sales efforts to further penetrate the United States surgical market for our ON-Q products. As of December 31, 2003, we had a 99-person sales organization supported by a dedicated marketing team. This is an increase from the 36-person sales organization that we had as of December 31, 2002. In addition, we plan to build brand awareness and increase the use of our products by engaging in public relations, internet marketing and targeted advertising to surgeons, medical facilities and patients. We also expect to engage in or support additional post-marketing clinical studies to demonstrate the benefits of our ON-Q products.

      Educate surgeons and patients to increase use of our ON-Q products. We intend to continue to educate our target audiences about the benefits of our ON-Q pain relief products through medical advertising and promotion, presentations at major medical conferences and publications in prominent medical journals. These efforts will be supported by additional clinical studies that we believe will demonstrate the benefits of our ON-Q products. As of March 15, 2004, 29 post-marketing clinical studies have been completed and presented and more than 25 additional clinical studies are currently being conducted. Many of these studies are or have been double-blinded, placebo-controlled studies and have been conducted at a number of medical institutions, including The Johns Hopkins University School of Medicine, the Keck School of Medicine of the University of Southern California, The University of Texas M.D. Anderson Cancer Center, the Cleveland Clinic Florida, Jewish Hospital and the Washington University School of Medicine in St. Louis.

      Focus on hospitals and surgeons that are most likely to adopt our ON-Q products. We believe that the market in the United States for our ON-Q pain relief products is under-penetrated at this time. We estimate that the current penetration by all participants in this market combined is less than two percent of the more than 15 million potential surgeries each year. We intend to continue to focus our sales, marketing, promotion and clinical study efforts where we believe that we can have a significant impact on patient satisfaction and cost savings to hospitals and where our ON-Q products are likely to be adopted by hospitals and influential surgeons.

      Use our billing and reimbursement resources to increase the use of our ON-Q products. Over the past 18 years, InfuSystem has provided oncology infusion customers with direct billing assistance for services related to ambulatory electronic infusion pumps. Our 50-person staff bills for and collects payments from a wide range of insurers, including Medicare, Medicaid and commercial managed care organizations. InfuSystem has contractual relationships with private insurers that cover approximately two-thirds of the managed care lives in the United States. We believe that we have an opportunity to use InfuSystem’s business relationships with private insurers to offer ambulatory surgery centers a third-party billing program for our ON-Q products that is similar to the one used by InfuSystem for its oncology infusion services. Separately, we are using our knowledge of the reimbursement system to educate surgeons and their staffs about how to use procedure codes to apply for reimbursement for the placement of our Soaker Catheter.

      Invest to support future revenue growth of our ON-Q products. We believe we have a significant opportunity to increase the awareness and adoption of our ON-Q products. We intend to invest in sales and marketing initiatives to accelerate ON-Q revenue growth. For example, we expect Regional Anesthesia revenues for the quarter ending March 31, 2004 to exceed the prior year quarter by approximately 80%. For the quarter ending March 31, 2004, we estimate that our total revenue will be approximately $13.3 to

$14.0 million, compared to $10.1 million for the prior year quarter ended March 31, 2003. We expect a loss per share of approximately ($0.06) to ($0.10) for the quarter ending March 31, 2004.

Our Products

      We offer health care professionals an array of cost-effective drug delivery devices designed to meet the needs of today’s managed care environment in both hospital and alternate site settings. Our family of products is focused on three primary market segments: Regional Anesthesia, IV Infusion Therapy and Oncology Infusion Services.

Regional Anesthesia

      Our products in the Regional Anesthesia market are sold under our ON-Q brand. We believe that our ON-Q products provide a number of benefits, including: shorter hospital stays; reduction in the use of narcotics, resulting in the reduction in the potential negative side effects associated with the use of narcotics; a reduction in treatment costs; greater patient satisfaction; and the ability of patients to return to their normal lives faster.

Class	Description	Brand Name

Post-Surgical Pain Relief Kits	Each kit consists of an introducer needle, a disposable balloon pump and a catheter that continuously delivers a non-narcotic, local anesthetic directly to the surgical site for up to five days after surgery. The majority of these kits include our Soaker Catheter.	ON-Q PainBuster Post- Operative Pain Relief System

Continuous Nerve Block Pain Relief Kits	Each kit consists of a disposable balloon pump and accessories that continuously deliver a non-narcotic, local anesthetic directly to a nerve, thereby numbing an entire extremity or region of a patient’s body.	ON-Q C-bloc Continuous Nerve Block System

Soaker Catheter	Our proprietary catheters are inserted during surgery and attach to our line of ON-Q PainBuster pumps to continuously deliver a non-narcotic, local anesthetic. The Soaker Catheter may be included in our post-surgical pain relief kits or offered in a separate kit with an introducer needle.	Soaker Catheter (2.5” and 5”)

IV Infusion Therapy

      We currently manufacture a line of compact portable infusion pumps that can be used to intravenously administer antibiotics, chemotherapies, diagnostic agents, nutritional supplements and other medications. Our balloon pumps are small enough to fit in a fanny pack.

Class	Description	Brand Name

Balloon Pumps	Deliver medication from balloons that do not rely on gravity for delivery.	Homepump Eclipse
Homepump Eclipse “C” Series

Class	Description	Brand Name

Non-Electric and Reusable IV Delivery Systems	Consist of a reusable mechanical infuser and specially designed disposable administration sets.	Paragon Sidekick

Electronic Pumps(1)	Ambulatory infusion pumps with remote programming options and the ability to deliver customized protocols.	Verifuse VIP VIVUS-4000 VOICELINK

(1)	We expect to phase out this product line during the first quarter of 2004.

Oncology Infusion Services

      Our InfuSystem subsidiary provides ambulatory electronic infusion pump systems and associated supplies to hospitals, oncology offices and chemotherapy clinics. Pumps from a variety of manufacturers are offered to customers primarily on a rental basis. InfuSystem’s revenues are primarily derived from billings to third-party insurers. InfuSystem has contractual relationships with private insurers that cover approximately two-thirds of the managed care lives in the United States. InfuSystem is also licensed to provide durable medical equipment to all Medicare recipients not covered by a health maintenance organization. We believe that we have an opportunity to use InfuSystem’s business relationships with private insurers to offer ambulatory surgery centers a third-party billing program for our ON-Q products that is similar to the one used by InfuSystem for its oncology infusion services.

Sales and Distribution

      We currently sell our products in the United States through our direct sales force as well as through a number of national and regional medical product distributors. We rely on regional United States medical product distributors for approximately 7% of our revenue. There are no distribution contracts for our entire product line with any of these distributors. Internationally, we sell our products exclusively through distributors.

      In 1999, we entered into an agreement with Ethicon Endo-Surgery, Inc., a Johnson & Johnson subsidiary (“Ethicon Endo-Surgery”), under which Ethicon Endo-Surgery became the exclusive distributor in the United States of our ON-Q Post-Operative Pain Relief System for all surgical applications other than orthopedics. The agreement was terminated by mutual agreement in October 2001 and, effective January 1, 2002, we regained exclusive United States distribution rights to our ON-Q Post-Operative Pain Relief System. Since then, we have established a direct hospital sales force in the United States to sell our ON-Q products. As of December 31, 2003, we had 99 people in our sales organization, compared to 36 people as of December 31, 2002. Our sales organization is comprised of sales people, nurses and customer service representatives.

      In 1999, we entered into an agreement with dj Orthopedics LLC (formerly DonJoy, a division of Smith & Nephew, Inc.), a leading provider of orthopedic braces, to distribute our PainBuster Pain Management System exclusively in the United States and Canada for orthopedic surgery applications. The agreement expired on December 31, 2003. In 2004, we changed the name of our ON-Q Post-Operative Pain Relief System to ON-Q PainBuster Post-Operative Pain Relief System to consolidate the brand identity of our products.

      In 1998, we entered into an agreement with B. Braun Medical S.A. (France), a manufacturer and distributor of pharmaceuticals and infusion products, to distribute our IV elastomeric infusion pumps in Europe, the Middle East, Asia Pacific, South America and Africa. The agreement is renewable on an annual basis. For the years ended December 31, 2003, 2002 and 2001, sales to B. Braun Medical S.A. accounted for 10%, 12% and 9% of our total revenues, respectively. We entered into a separate agreement with B. Braun

Medical, Inc., a national United States distributor, to distribute our IV elastomeric infusion pumps to B. Braun Medical, Inc.’s IV Infusion Therapy customers in the United States. The agreement is renewable on a bi-annual basis. For the years ended December 31, 2003, 2002 and 2001, sales to B. Braun Medical, Inc. accounted for 7%, 6% and 9% of our total revenues, respectively.

      We sell several of our products into the international market and have agreements with distributors in a number of countries. Currently, we sell our products through distributors in Canada, Brazil, the Benelux Countries, Germany, England, Ireland, Italy, Mexico, Spain, Korea, Australia, New Zealand and Israel. Aggregate revenues from countries outside of the United States represented approximately 20%, 26% and 24% of our total revenues for the years ended December 31, 2003, 2002 and 2001, respectively. We do not have any capital investments in any foreign operations except for our manufacturing plant in Mexico.

      Total revenues by geographic area are as follows:

	2003	2002	2001

United States	$37,503,000	$25,697,000	$23,116,000

Europe	7,588,000	7,202,000	5,897,000

Asia	969,000	1,095,000	987,000

Other	983,000	669,000	531,000

All Foreign Countries in the Aggregate	9,540,000	8,966,000	7,415,000

Clinical Studies

      As of March 15, 2004, 29 clinical studies demonstrating the benefits of our ON-Q products have been completed and presented. The principal findings of the studies were that patients who used our ON-Q products:

•	experienced a one to three day length of hospital stay reduction;

•	experienced a 40-70% reduction in the use of narcotics;

•	experienced an 8-30% reduction in treatment costs;

•	reported over 90% patient satisfaction;

•	experienced infection rates that were less than national averages; and

•	reported substantial reductions in pain scores.

      There are more than 25 additional clinical studies that are currently being conducted regarding the use of our products. Many of the completed and ongoing clinical studies have been or are double-blinded, placebo-controlled studies and have been conducted at a number of medical institutions, including The Johns Hopkins University School of Medicine, the Keck School of Medicine of the University of Southern California, The University of Texas M.D. Anderson Cancer Center, the Cleveland Clinic Florida, Jewish Hospital and the Washington University School of Medicine in St. Louis.

Manufacturing and Operations

      A majority of our products are manufactured in Tijuana, Mexico by our Block Medical subsidiary. This plant has been in operation since 1994 and has historically manufactured, and is currently manufacturing, all of our disposable IV Infusion Therapy devices and Regional Anesthesia products. We currently intend to maintain the plant in Mexico and to manufacture a substantial portion of our products at this facility. We regularly review the use of outside vendors for production versus internal manufacturing, and consider factors such as the quality of the products received from outside vendors, the costs of the products, timely delivery and employee utilization.

Product Development

      We have focused our product development efforts on products in post-surgical pain relief and ambulatory infusion systems markets. In each of the years ended December 31, 2003, 2002 and 2001, we incurred expenses of approximately $2,361,000, $2,104,000 and $2,238,000, respectively, for product development.

Patents and Trademarks

      We have filed patent applications in the United States for substantially all of our products. We currently hold approximately 40 patents, including patents that relate to both the ON-Q Post-Operative Pain Relief System (now known as the ON-Q PainBuster Post-Operative Pain Relief System) and the Soaker Catheter. Our patents generally expire between 2009 to 2015, with significant patents expiring in 2009. We have also filed for intellectual property right protection in all foreign countries from which we derive significant revenue. In the opinion of our management, there are no limitations on our intellectual property that would have a material adverse effect on us.

      Substantially all of our product names are either registered trademarks or have trademark applications pending. There can be no assurance that pending patent or trademark applications will be approved or that any patents will provide competitive advantages for our products or will not be challenged or circumvented by competitors or others.

Competition

General

      The drug infusion industry is highly competitive. We compete in this industry primarily based upon product performance, service and price. Some of our competitors have greater name recognition and significantly greater resources than we do for research and development, manufacturing, marketing and sales. As a result, they may be better able to compete for market share, even in areas in which our products may be superior. The industry is subject to rapid technological changes and there can be no assurance that we will be able to maintain any existing technological advantage long enough to establish our products in the market or to achieve and sustain profitability. We may also see significant pricing pressure if new competitors enter our target markets.

      The number of current known market participants, including us, and our current estimated competitive position in terms of revenue for each of our product lines is noted in the table below.

	Number of	Our
	Known	Estimated
	Market	Competitive
U.S. Market Description	Participants*	Position

Regional Anesthesia

Acute Pain Kits (surgical site pain relief)	10	1
IV Infusion Therapy

Elastomerics	3	1

Non-Electric and Reusable IV Delivery Systems	4	2

Electronic Pumps**	7	7

Oncology Infusion Services	***	1

*	Includes I-Flow.

**	We expect to phase out this product line during the first quarter of 2004.

***	The Oncology Infusion Services market is highly fragmented with numerous local competitors.

Regional Anesthesia

      Our primary competition for all surgeries is the current standard of care, narcotics. For orthopedic surgeries, in addition to competing with narcotics, we believe that we primarily compete against Stryker Corporation and dj Orthopedics, Inc.

Regulations Governing Our Products and Manufacturing Operations

      Our activities are regulated by the Food, Drug and Cosmetic Act (the “Act”). Under the Act, we are required, among other matters, to register our facilities and to list our devices with the FDA, to file notice of our intent to market new products under Section 510(k) of the Act, to track the location of certain of our products and to report any incidents of death or serious injury relating to our products. To date, there have been no reportable conditions found during any FDA inspection of our facilities. Failure to comply with any of these regulations can result in civil and criminal penalties being imposed upon us and/or the recall, seizure or injunction with respect to the manufacture or sale of our products.

      The State of California, like most other states, also has similar regulations. Each year we are subject to production-site inspections in order to maintain our manufacturing license. State regulations also specify the standards for the storage and handling of certain chemicals and disposal of their wastes.

      We are also required to comply with federal, state and local environmental laws. To date, there has been no significant environmental issue affecting our capital expenditures, earnings or competitive position and there is currently no significant use of hazardous materials in the manufacture of our products.

      Products intended for export are subject to additional regulations, including compliance with ISO 9000. In May 1995, we received ISO 9001 certification, which indicates that our products meet specified uniform standards of quality and testing. We were also granted permission to use the CE mark on our products, which reflects approval of our products for export into 15 member countries of the EU and three non-EU countries. In December 1996, the operations of Block Medical, including its Mexico facility, were added to our ISO certification and we received permission to use the CE mark on the products manufactured by Block Medical.

Employees

      As of March 15, 2004, we and our subsidiaries had a total of 256 full-time employees in the United States and an additional 260 employees in Mexico. None of our employees in the United States or Mexico are covered by a collective bargaining agreement. We consider our relationship with our employees to be good. From time to time, we also use temporary employees. These temporary employees are usually engaged to manufacture our products.

Properties

      Our headquarters are located in Lake Forest, California, where we lease a 51,000 square foot building. We entered into the building lease in 1997 and it has a term of 10 years. We have the option to extend the lease for an additional five years, which we currently intend to exercise. We also lease a plant in Tijuana, Mexico for the manufacture of our disposable infusion devices. We entered into the plant lease in 2000 and it has a term of five years. The plant currently operates at approximately 60% of capacity. Additionally, our InfuSystem subsidiary entered into two leases in July 2002 for 8,120 square feet of general office space and 3,000 square feet of warehouse space in Madison Heights, Michigan. Both leases have a term of five years. We believe that our facilities are adequate to meet our current needs.

Legal Proceedings

      As of March 15, 2004, we were involved in legal proceedings in the normal course of operations. Although the ultimate outcome of the proceedings cannot be currently determined, in the opinion of management any resulting future liability will not have a material adverse effect on us and our subsidiaries, taken as a whole.

MANAGEMENT

      The following table sets forth information regarding our executive officers and directors as of March 15, 2004.

Name	Age	Position(s)

Donald M. Earhart	59	President, Chief Executive Officer and Chairman of the Board
James J. Dal Porto	50	Executive Vice President, Chief Operating Officer, Director and Secretary
James R. Talevich	53	Chief Financial Officer and Treasurer
John H. Abeles, M.D.(1)(3)	59	Director
Jack H. Halperin, Esq.(1)(2)(3)	57	Director
Joel S. Kanter(1)(3)	47	Director
Erik H. Loudon(2)(3)	65	Director
Henry Tsutomu Tai, Ph.D., M.D. (2)(3)	61	Director

(1)	Member of the audit committee of the board of directors.

(2)	Member of the compensation committee of the board of directors.

(3)	Member of the nominating and corporate governance committee of the board of directors.

     Donald M. Earhart has been a director since 1990 and the Chairman of our board of directors since March 1991. Mr. Earhart joined us as President and Chief Operating Officer in June 1990 and has been our Chief Executive Officer since July 1990. Mr. Earhart, who holds a Bachelor of Engineering degree from Ohio State University and a Masters Degree in Business Administration from Roosevelt University, has over 25 years of experience in the medical products industry. Prior to joining us, from 1986 to 1990, Mr. Earhart was a corporate officer and the President of the Optical Division of Allergan, Inc. Prior to his employment at Allergan, he was a corporate officer and Division President of Bausch and Lomb and was an operations manager of Abbott Laboratories. He has also served as an engineering consultant at Peat, Marwick, Mitchell & Co. and as an engineer with Eastman Kodak Company.

      James J. Dal Porto has been a director since 1996. Mr. Dal Porto joined us as Controller in October 1989 and was promoted to Treasurer in October 1990, to Vice President of Finance and Administration in March 1991, to Executive Vice President and Chief Financial Officer in March 1993 and to Chief Operating Officer in February 1994. Mr. Dal Porto served as Financial Planning Manager and Manager of Property Accounting and Local Taxation at CalComp, a high technology manufacturing company, from 1984 to 1989. Mr. Dal Porto holds a B.S. in Economics from the University of California, Los Angeles and a M.B.A. from California State University, Northridge.

      James R. Talevich has been our Chief Financial Officer since joining us in August 2000. Prior to joining us, he was Chief Financial Officer of Gish Biomedical, Inc., a publicly held medical device company, from 1999 to 2000 and Chief Financial Officer of Tectrix Fitness Equipment, Inc., a privately held manufacturing company, from 1995 to 1999. Prior to 1995, he held financial management positions with Mallinckrodt Medical, Inc., Sorin Biomedical, Inc., a medical products subsidiary of Fiat S.p.A., Pfizer, Inc., Sensormedics Corporation, a privately held medical device company, Baxter Travenol Laboratories, Inc. and KPMG Peat Marwick. Mr. Talevich holds a B.A. in Physics from California State University, Fullerton and a M.B.A. from the University of California, Los Angeles, and is a Certified Public Accountant.

      John H. Abeles, M.D. has been a director since 1985. Dr. Abeles has been the President of MedVest, Inc., a consulting and venture capital firm in the medical products industry, since before 1990. He currently serves on the board of directors of Molecular Diagnostics, Inc., a publicly held medical products company, Encore Medical Corporation, a publicly held orthopedic products manufacturer, and Oryx Technology, Inc., a publicly held technology management company. He is also general partner of Northlea Partners, Ltd., a privately held limited partnership.

      Jack H. Halperin, Esq. has been a director since 1991. Mr. Halperin is a corporate and securities attorney who has been in private practice since 1988. He was a member of Solinger, Grosz & Goldwasser, P.C. from 1981 to 1987 and then a member of Bresler and Bab from 1987 to 1988. He currently serves on the board of directors of Memry Corporation, a publicly held manufacturer of components for medical devices.

      Joel S. Kanter has been a director since 1991. Mr. Kanter has been the President of Windy City, Inc., a privately held investment management firm since before 1992. He is also the former Managing Director of Investor’s Washington Service, a privately held Washington D.C. based service that provides information for corporations and institutional money managers. Mr. Kanter currently serves on the board of directors of Windy City, Inc., a privately held investment management firm, Encore Medical Corporation, a publicly held orthopedic products manufacturer, Magna-Labs, Inc., a publicly held medical products company, and Logic Devices, Inc., a publicly held company that designs semiconductor chips.

      Erik H. Loudon has been a director since 1991. Since 1978, Mr. Loudon has been the Director of EHL Investment Services Limited, a privately held company in the British Virgin Islands that provides investment management services for private clients. Mr. Loudon currently serves on the board of directors of the following public investment funds: Blue Chip Selection Luxembourg, Emerge Capital Luxembourg and Leaf Asset Management Luxembourg. From 1985 to 1989, he was also a director of Sarasin Investment Management, Ltd., a London subsidiary of Sarasin Bank, a private bank based in Switzerland.

      Henry Tsutomu Tai, Ph.D., M.D. has been a director since 1990. Dr. Tai is the founder of I-Flow Corporation. Since 1977, he has been a practicing consultant in hematology and oncology. Dr. Tai holds a B.A. in Molecular Biology from Harvard University, a Ph.D. in Molecular Biology and a M.D. from the University of Southern California. From 1985 to 1988, Dr. Tai served as the Chairman of our board of directors.

PRINCIPAL STOCKHOLDERS

      The table below sets forth information regarding the beneficial ownership of our outstanding common as of March 15, 2004 by:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

	Number of Shares		Percentage of Shares
	of Common Stock		of Common Stock
Name and Address of Beneficial Owner(1)	Beneficially Owned(2)		Beneficially Owned(3)

Barry R. Feirstein 540 Madison Avenue, 15th Floor New York, New York 10022	1,000,000	(4)	5.4%

Donald M. Earhart	1,520,917	(5)	7.8

John H. Abeles, M.D.	385,000	(6)	2.1

James J. Dal Porto	395,658	(7)	2.1

Jack H. Halperin	30,500	(8)	*

Joel S. Kanter	153,500	(9)	*

Erik H. Loudon	44,831	(10)	*

Henry T. Tai, Ph.D., M.D.	460,940	(11)	2.5

James R. Talevich	93,966	(12)	*

All directors and executive officers as a group (8 persons)	3,085,312	(13)	15.4

*	Less than 1%

(1)	Unless otherwise indicated, the address of each person in this table is c/o I-Flow Corporation, 20202 Windrow Drive, Lake Forest, California 92630.

(2)	The table includes the number of shares underlying options and warrants that are exercisable within 60 days from March 15, 2004. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws. All information with respect to beneficial ownership is based upon filings made by the respective beneficial owners with the Securities and Exchange Commission or information provided to us by such beneficial owners.

(3)	Percentage of ownership is calculated in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. As of March 15, 2004, there were 18,435,859 shares of our common stock outstanding.

(4)	Based upon the information contained in Form 13G, filed on October 30, 2003.

(5)	Includes (i) 289,194 shares of common stock held of record by Mr. Earhart, (ii) 43,073 shares of common stock held of record by Mr. Earhart’s immediate family and (iii) 1,188,650 shares of common stock issuable upon the exercise of stock options held by Mr. Earhart which are exercisable within 60 days. Does not include 430,528 shares issuable upon exercise of stock options granted to Mr. Earhart, but not exercisable within 60 days.

(6)	Includes (i) 382,500 shares of common stock held of record by Northlea Partners Ltd., a limited partnership, of which Dr. Abeles is the general partner (as to which Dr. Abeles disclaims beneficial ownership except to the extent of his pecuniary interest therein) and (ii) 2,500 shares of common stock issuable upon exercise of stock options held by Northlea Partners, Ltd. which are exercisable within 60 days. Does not include 7,500 shares issuable upon exercise of options granted to Northlea Partners, Ltd., but not exercisable within 60 days.

(7)	Includes (i) 117,262 shares of common stock held of record by Mr. Dal Porto and (ii) 278,396 shares of common stock issuable upon exercise of stock options held by Mr. Dal Porto which are exercisable within 60 days. Does not include 188,146 shares issuable upon exercise of stock options granted to Mr. Dal Porto, but not exercisable within 60 days.

(8)	Includes 30,500 shares of common stock issuable upon exercise of stock options held by Mr. Halperin which are exercisable within 60 days. Does not include 7,500 shares issuable upon exercise of stock options granted to Mr. Halperin, but not exercisable within 60 days.

(9)	Includes (i) 20,000 shares of common stock held of record by Mr. Kanter, (ii) 100,000 shares of common stock held of record by Windy City, Inc., a Delaware corporation (“Windy City”), (iii) 1,000 shares of common stock held of record by Mr. Kanter’s immediate family and (iv) 32,500 shares of common stock issuable upon exercise of options held by Mr. Kanter which are exercisable within 60 days. Does not include 7,500 shares issuable upon exercise of stock options granted to Mr. Kanter, but not exercisable within 60 days. Mr. Kanter is Windy City’s President and a member of its board of directors. As a result, he has voting and dispositive power as to shares of Company common stock held by Windy City.

(10)	Includes (i) 3,000 shares of common stock held of record by Mr. Loudon, (ii) 2,331 shares of common stock held of record by Mr. Loudon’s immediate family and (iii) 39,500 shares of common stock issuable upon exercise of stock options held by Mr. Loudon which are exercisable within 60 days. Does not include 7,500 shares issuable upon exercise of stock options granted to Mr. Loudon, but not exercisable within 60 days.

(11)	Includes (i) 455,300 shares of common stock held of record by Dr. Tai, (ii) 640 shares of common stock held of record by Dr. Tai’s immediate family and (iii) 5,000 shares of common stock issuable upon exercise of stock options held by Dr. Tai which are exercisable within 60 days. Does not include 7,500 shares issuable upon exercise of stock options granted to Dr. Tai, but not exercisable within 60 days.

(12)	Includes (i) 47,500 shares of common stock held of record by Mr. Talevich and (ii) 46,466 shares of common stock issuable upon exercise of stock options held by Mr. Talevich which are exercisable within 60 days. Does not include 97,104 shares issuable upon exercise of stock options granted to Mr. Talevich, but not exercisable within 60 days.

(13)	In addition to the shares and options held by officers, directors and the immediate family members of such officers and directors, this number includes (i) 100,000 shares of common stock beneficially owned by Windy City and (ii) 385,000 shares of common stock, including options exercisable within 60 days, beneficially owned by Northlea Partners Ltd. Does not include 753,278 shares of common stock issuable upon exercise of stock options not exercisable within 60 days.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 40,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following summary of our amended and restated certificate of incorporation and bylaws does not describe the amended and restated certificate of incorporation or bylaws entirely. We urge you to read our amended and restated certificate of incorporation and bylaws which are incorporated by reference as exhibits to the registration statement of which this prospectus supplement and accompanying prospectus form a part. See “Incorporation of Documents by Reference” on page S-39.

Our Common Stock

      Voting Rights. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take stockholder action, unless a greater vote is required by law or specifically required by our amended and restated certificate of incorporation or bylaws. Special stockholder meetings may be called only by our board of directors, the chairman of the board of directors or our president. Our amended and restated certificate of incorporation and bylaws provide that our stockholders may not act by written consent. In addition, our bylaws include an advance notice procedure with regard to the nomination of candidates for election as directors, other than by or at the direction of the board of directors, and with regard to matters to be brought before an annual or special meeting of stockholders. Our amended and restated certificate of incorporation provides that bylaws may not be adopted, altered, amended or repealed by our stockholders except by the vote of the holders of not less than 80% of the outstanding stock entitled to vote upon the election of directors.

      Dividends and Other Rights. Holders of our common stock are entitled to receive, as, when and if declared by the board of directors from time to time, dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes, subject to any dividend preferences that may be attributable to preferred stock that may be issued and outstanding. In the event of our liquidation, dissolution or winding up, after all liabilities and the holders of each series of preferred stock, if any, have been paid in full, the holders of our common stock are entitled to share ratably in all remaining assets available for distribution. Our common stock has no preemptive, subscription, redemption or conversion rights. There are no sinking fund provisions applicable to our common stock.

      Classified Board of Directors. Our amended and restated certificate of incorporation provides for a classified board of directors. Our board is classified into three classes, each as nearly equal in number as possible. At each annual meeting, the successors to the class of directors whose terms expire at that meeting are elected for a term of office to expire at the third succeeding annual meeting after their election or until their successors have been duly elected and qualified. Delaware law provides that, unless the amended and restated certificate of incorporation provides otherwise, directors serving on a classified board of directors may be removed only for cause. Our amended and restated certificate of incorporation does not provide otherwise. Therefore, our directors may only be removed for cause.

      Rights Plan. Each outstanding share of our common stock is accompanied by a right to purchase our preferred stock, our common stock or the common stock of a successor company pursuant to the terms of a stockholder rights agreement. Please refer to the discussion under the heading “I-Flow Corporation Rights Plan” on page S-36 for more information about our rights plan.

      Delaware Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock. Delaware law, the existence of our stockholder rights plan, and the provisions of our amended and restated certificate of incorporation and bylaws may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

      Transfer Agent. American Stock Transfer & Trust Company is the transfer agent and registrar for the shares of our common stock.

Our Preferred Stock

      Our amended and restated certificate of incorporation authorizes our board of directors, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to determine the powers, designations, rights, preferences, privileges, qualifications, and restrictions thereof, including dividend rights, conversion or exchange rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund provisions, any or all of which may be greater than the rights of our common stock. The issuance of preferred stock in certain circumstances could have the effect of delaying, deferring or preventing a change in control of I-Flow, or could discourage bids for our common stock, even when a majority of our stockholders believe that such an acquisition would be in their best interests or would receive a premium for their stock over the then current market price. The issuance of a series of preferred stock could also adversely affect the market price of our common stock. Our board of directors will issue such a series of preferred stock only if it determines that such an issuance is in the best interests of I-Flow and its stockholders.

      We filed a certificate of designation with the Secretary of State of the State of Delaware in connection with the adoption of our stockholder rights plan that designates 300,000 shares of our preferred stock as Series A Junior Participating Cumulative Preferred Stock. Our rights plan is discussed below under the heading “I-Flow Corporation Rights Plan.” At the date of this prospectus supplement, no shares of our preferred stock are outstanding.

I-Flow Corporation Rights Plan

      On February 26, 2002, our board of directors authorized and declared a dividend of one right for each share of our common stock. On March 8, 2002, we entered into a rights agreement with American Stock Transfer & Trust Company, as rights agent, and filed a Certificate of Designation with the State of Delaware regarding our Series A Junior Participating Cumulative Preferred Stock. We paid the rights dividend to the holders of record of common stock as of the close of business on March 15, 2002. Common stock certificates issued after March 15, 2002, and prior to the distribution date (as defined in the rights agreement), contain a notation incorporating the rights agreement by reference. Currently, there are no separate rights certificates. Each right is attached to each share of our common stock and trades automatically with our common stock. Rights will not be separable from common stock or exercisable unless specified events described in the rights agreement occur. Upon the occurrence of the events described in the rights agreement, the rights will separate from the common stock and may thereafter become exercisable to purchase additional securities. The rights agreement can be found in the documents that are incorporated by reference as exhibits to the registration statement of which this prospectus supplement and accompanying prospectus form a part. See “Incorporation of Documents by Reference” on page S-39.

UNDERWRITING

      We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions, as set forth on the cover page of the prospectus supplement as follows:

Name	Number of Shares

SG Cowen Securities Corporation

First Albany Capital Inc.

Lazard Frères & Co. LLC

Roth Capital Partners, LLC

Merriman Curhan Ford & Co.

Total	2,600,000

      The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are conditional and may be terminated at their discretion based upon their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by us if any shares are purchased.

      The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus supplement. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $           per share. Securities dealers may reallow a concession not in excess of $           per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

      We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 390,000 additional shares of common stock at the public offering price set forth on the cover page of the prospectus supplement less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of the common stock offered hereby. If the over-allotment option is exercised in full, the underwriters will purchase additional shares of common stock from us in approximately the same proportion as shown in the table above.

      The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

Total

		Without Over-	With Over-
	Per Share	Allotment	Allotment

Public offering price

Underwriting discounts and commissions

Proceeds, before expenses, to us

      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $355,000.

      We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

      We, our directors and our executive officers have agreed with the underwriters (or pursuant to agreements with us) that, for a period of 90 days following the date of this prospectus supplement, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for shares of common stock. In addition, so long as the transferee agrees to be bound by the terms of the lock-up agreement, a director or executive officer may transfer his securities by gift, for estate planning purposes or to affiliates. SG Cowen Securities Corporation may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement to which SG Cowen Securities Corporation is a party.

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under their over-allotment option. The underwriters may close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares.

      In passive market making, market makers in the shares of common stock which are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made.

      These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

LEGAL MATTERS

      Gibson, Dunn & Crutcher LLP of Orange County, California will issue an opinion about the validity of the issuance of the shares of common stock issued hereby. Certain legal matters will be passed upon for the underwriters by Brown Raysman Millstein Felder & Steiner LLP of New York, New York.

EXPERTS

      The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from I-Flow Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs referring to a restatement to reflect the November 1, 2003 sale of the Spinal Specialties, Inc. business as discontinued operations for all periods and to a change in accounting for goodwill and other intangible assets during 2002) which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus supplement is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) registering the securities that may be offered and sold hereunder. The registration statement, including the exhibits and schedules, contains additional relevant information about us and these securities that, as permitted by the rules and regulations of the SEC, we have not included in this prospectus supplement. A copy of the registration statement can be obtained at the address set forth below. You should read the registration statement for further information about us and these securities.

      We file annual, quarterly and special reports, proxy statements, and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy these reports and other materials at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You can also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like I-Flow Corporation, which file information and reports electronically with the SEC.

      The address of that website is www.sec.gov. The periodic reports, proxy statements, and other materials that we file with the SEC can also be found on our website at www.iflo.com.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC permits us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information about us and our financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement. This prospectus supplement incorporates by reference the documents listed below that we have previously filed with the SEC:

1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

2. Our Current Report on Form 8-K filed on March 22, 2004; and

3. The descriptions of our capital stock contained in our Registration Statements on Form 8-A including any amendments or reports filed for the purpose of updating such descriptions.

      We also incorporate by reference all documents that we file with the SEC after the date of this prospectus supplement pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, and prior to the sale of all securities registered hereunder or termination of the registration statement. Nothing in this prospectus supplement shall be deemed to incorporate information furnished but not filed with the SEC.

      Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

      You may request a copy of the filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

I-Flow Corporation

Corporate Secretary
20202 Windrow Drive
Lake Forest, California 92630
(949) 206-2700

      Statements contained in this prospectus supplement as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

FORWARD-LOOKING STATEMENTS

      We have made forward-looking statements in this prospectus supplement that express our opinions about trends and factors that may impact future operating results. Statements that use words such as “believes,” “anticipates,” “expects,” “intends,” “plans,” or “estimates” or use similar expressions are intended to identify forward-looking statements.

      Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expected, and readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated or subsequent events. Readers are also urged to carefully review and consider the various disclosures made by us in this prospectus supplement which seek to advise interested parties of the risks and other factors that affect our business. Interested parties should also review our reports on Forms 10-K, 10-Q and 8-K and other reports that are periodically filed with the SEC. The risks affecting our business include, among others: implementation of our direct sales strategy; dependence upon our suppliers and distributors; reliance on the success of the home health care industry; our continuing compliance with applicable laws and regulations, such as the Food, Drug and Cosmetic Act, and the FDA’s concurrence with our management’s subjective judgment on compliance issues; the reimbursement system currently in place and future changes to that system; competition in the industry; economic and political conditions in foreign countries; currency exchange rates; technological changes; and product availability and acceptance. All forward-looking statements, whether made in this prospectus supplement or elsewhere, should be considered in context with the various disclosures made by us about our business.

PROSPECTUS

$50,000,000

Preferred Stock

Common Stock
Warrants

I-FLOW CORPORATION

             This prospectus provides a general description of our preferred stock, common stock, and warrants that may be offered hereunder from time to time. Each time we sell securities hereunder, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement.

      The aggregate initial offering price of all securities sold by I-Flow Corporation under this prospectus will not exceed $50,000,000.

      Our common stock is traded on the Nasdaq National Market under the symbol “IFLO.”

      Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 2.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 17, 2004

Unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” and “our” refer to I-Flow Corporation, a Delaware corporation, and its predecessors and consolidated subsidiaries.

We have not authorized anyone to give any information or to make any representation about us that is different from or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it as authorized by us. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. Neither the delivery of this prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date hereof or that the information incorporated by reference herein is correct as of any time subsequent to the date of such information.

i

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. The aggregate offering price of all securities that we may sell under this prospectus will not exceed $50,000,000. Such amount may be sold from time to time in any combination of the securities listed below.

      The types of securities that we may offer and sell from time to time by this prospectus are:

•	our preferred stock;

•	our common stock; and

•	warrants entitling the holders to purchase our preferred stock or common stock.

      We may sell these securities either separately or in units. The preferred stock issued may be convertible into shares of our common stock or another series of preferred stock.

      This prospectus provides a general description of the securities we may offer hereunder. If required, each time we sell securities hereunder, we will describe in a prospectus supplement, which we will deliver with this prospectus, specific information about the offering and the terms of the particular securities offered. In each prospectus supplement, we will include the following information:

•	the type and amount of securities that we propose to sell;

•	the public offering price of the securities;

•	the names of any underwriters, agents, or dealers through or to which the securities will be sold;

•	any compensation of those underwriters, agents, or dealers;

•	information about any securities exchanges or automated quotation systems on which the securities will be listed or traded;

•	any risk factors applicable to the securities that we propose to sell; and

•	any other material information about the offering and sale of the securities.

      In addition, the prospectus supplement may also add, update, or change the information contained in this prospectus.

THE COMPANY

      I-Flow Corporation designs, develops, manufactures, and markets technically advanced, low-cost ambulatory drug delivery systems that seek to redefine the standard of care by providing life enhancing, cost effective solutions for pain management and infusion therapy. Our products are used in hospitals and other locations, including free-standing surgery centers and physicians’ offices.

      I-Flow currently manufactures a line of compact, portable infusion pumps, catheters, and pain kits that administer medication directly to the wound site as well as administer local anesthetics, chemotherapies, antibiotics, diagnostic agents, nutritional supplements, and other medications. We have continued to introduce into the market reliable, lightweight, portable infusion pumps that enable patients to live ambulatory and, therefore, more productive lifestyles. We sell and distribute our products throughout the United States, Canada, Europe, Asia, Mexico, Brazil, Australia, New Zealand, and the Middle East. InfuSystem, Inc., a wholly-owned subsidiary of I-Flow, is primarily engaged in the rental of infusion pumps on a month-to-month basis for the oncology infusion therapy market for the treatment of cancer.

      I-Flow was incorporated in the State of California in July 1985. On July 30, 2001, I-Flow changed its state of incorporation to Delaware by merging into a wholly owned subsidiary incorporated in Delaware. Our corporate offices are located at 20202 Windrow Drive, Lake Forest, California 92630. Our telephone number is (949) 206-2700.

RISK FACTORS

      An investment in our securities involves a high degree of risk. You should carefully consider the following risk factors related to the securities offered by this prospectus and to our business and operations. You should also carefully consider the other information contained or incorporated by reference in this prospectus before you decide to purchase our securities. Some of these factors have affected our financial condition and operating results in the past or are currently affecting us. All of these factors could affect our future financial condition or operating results. If any of the following risks actually occurs, our business could be harmed. If that happens, the trading price of our securities could decline, and you may lose all or part of your investment.

Risk Factors Relating to Our Business and the Industry in Which We Operate

We have experienced net losses in prior years and have an accumulated deficit. Future losses are possible.

      As of September 30, 2003, our accumulated deficit was approximately $15,888,000. We had net income/(losses) of $1,612,000, $1,267,000, and ($3,035,000) for the years ended December 31, 2000, 2001, and 2002, respectively. We had a net loss of $347,000 for the nine-month period ended September 30, 2003. We may not achieve or maintain profitability in the future, and further losses may arise.

      For example, during the nine-month period ended September 30, 2003, our total costs and expenses increased by an amount greater than the increase in revenues, compared to the nine-month period ended September 30, 2002. There can be no assurance that our future revenue growth, if any, will be greater than the growth of our costs and expenses. If the increase in our total costs and expenses continues to be greater than any increase in our revenues, we will not be profitable.

We may need to raise additional capital in the future to fund our operations. We may be unable to raise funds when needed or on acceptable terms.

      During the nine-month period ended September 30, 2003, our operating activities used cash of $237,000 and our investing activities (primarily property acquisitions) used an additional $3,207,000 in the same period. As of September 30, 2003, we had cash on hand of $11,269,000, net accounts receivable of $11,860,000, and total debt of $5,000. We believe our current funds, together with possible additional borrowings on our existing lines of credit and other bank loans, are sufficient to provide for our projected needs to maintain operations for the next 12 months. This estimate, however, is based on assumptions that may prove to be wrong. If our assumptions are wrong or if we experience further losses, we may be required to curtail our operations and to seek additional financing.

      Any additional equity financings may be dilutive to our existing stockholders and involve the issuance of securities that may have rights, preferences, or privileges senior to those of our current stockholders. A debt financing, if available, may involve restrictive covenants on our business that could limit our operational and financial flexibility, and the amount of debt incurred could make us more vulnerable to economic downturns or operational difficulties and limit our ability to compete. Furthermore, financing may not be available when needed and may not be on terms acceptable to us.

We have invested substantial resources into the sales and marketing of the ON-Q® Post-Operative Pain Relief System. If this product does not achieve significant clinical acceptance or if our direct sales strategy is not successful, our financial condition and operating results will be adversely affected.

      Our current strategy assumes that the ON-Q Post-Operative Pain Relief system will be used in a significant number of surgical cases, ultimately becoming the standard of care for many common procedures. We have invested, and continue to invest, a substantial portion of our resources into the establishment of a direct sales force for the sales and marketing of the ON-Q system. During the nine months ended September 30, 2003, we invested approximately $10,500,000 in the sales and marketing of ON-Q. A failure of the ON-Q product to achieve and maintain a significant market presence, or the failure to successfully implement our direct sales strategy, will have a material adverse effect on our financial condition and results of operations.

Our products are highly regulated by a number of governmental agencies. Any changes to the existing rules and regulations of these agencies may adversely impact our ability to manufacture and market our products.

      Our activities are regulated by the Food, Drug and Cosmetic Act. Under the Food, Drug and Cosmetic Act, we are required, among other matters, to register our facilities and to list our devices with the United States Food and Drug Administration (the “FDA”), to file notice of our intent to market certain new products under Section 510(K) of the Food, Drug and Cosmetic Act, to track the location of certain of our products, and to report any incidents of death or serious injury relating to our products. If we fail to comply with any of these regulations, or if the FDA subsequently disagrees with the manner in which we sought to comply with these regulations, we could be subjected to substantial civil and criminal penalties and a recall, seizure, or injunction with respect to the manufacture or sale of our products.

      Each state also has similar regulations. For example, in California, we are subject to annual production-site inspections in order to maintain our manufacturing license. State regulations also specify standards for the storage and handling of certain chemicals and disposal of their wastes. We are also required to comply with federal, state, and local environmental laws. Our failure to comply with any of these laws could expose us to material liabilities.

      Products intended for foreign export are subject to additional regulations, including compliance with ISO 9000. In May 1995, we received ISO 9001 certification, which indicates that our products meet specified uniform standards of quality and testing. We also were granted permission to use the CE mark on certain of our products, which reflects approval of our products for export into 18 member countries of the European Community. In December 1996, the operations of Block Medical de Mexico, S.A. de C.V., a wholly owned subsidiary (“Block Medical”), including its manufacturing facility, were added to our ISO certification and we received permission to use the CE mark on all disposable elastomeric products manufactured by us. If we fail to comply with foreign regulations or to maintain ISO certification or CE approval, the sale of our products could be suspended in one or more of our foreign markets.

      Furthermore, federal, state, local, or foreign governments may enact new laws, rules and regulations that may adversely impact our ability to manufacture and market infusion devices by, for example, increasing our costs. Any impairment of our ability to market our infusion devices or other products could have a material adverse effect on our financial condition and results of operations.

Our compliance with laws frequently involves our subjective judgment. If we are wrong in any of our interpretations of the laws, we could be subjected to substantial penalties for noncompliance.

      In the ordinary course of business, management frequently makes subjective judgments with respect to complying with the Food, Drug and Cosmetic Act, as well as other applicable state, local and foreign laws. If any of these regulatory agencies disagrees with our interpretation of, or objects to the manner in which we have attempted to comply with, the applicable law, we could be subjected to substantial civil and criminal penalties and a recall, seizure, or injunction with respect to the manufacture or sale of our products. These types of actions against us or our products could have a material adverse effect on our financial condition and results of operations.

Our intangible assets are subject to potential impairment charges that would adversely affect our net income.

      As of September 30, 2003, $2,639,000 of our assets consisted of goodwill, an intangible asset acquired through the acquisition of our wholly owned subsidiary, InfuSystem, Inc. (“InfuSystem”). The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our financial statements. For example, we review the recoverability of the carrying value of goodwill on an annual basis or more frequently if an event occurs or circumstances change to indicate that an impairment of goodwill has possibly occurred. We also compare market value to book value to determine whether or not any potential impairment of goodwill exists. In fiscal year 2002, we wrote-off $3,474,000 of goodwill related to past acquisitions other than InfuSystem. We cannot guarantee that there will be no additional impairment in the future related to InfuSystem or other acquisitions we may make in the future. Any impairment charge will adversely affect our net income.

Our customers frequently receive reimbursement from private insurers and governmental agencies. Any change in the overall reimbursement system may adversely impact our business.

      The health care reimbursement system is in a constant state of change. Changes often create financial incentives and disincentives that encourage or discourage the use of a particular type of product, therapy, or clinical procedure. Market acceptance and sales of our products may be adversely affected by changes or trends within the reimbursement system. Changes to the health care system that favor technologies other than ours or that reduce reimbursements to providers or treatment facilities that use our products may adversely affect our ability to sell our products profitably.

      Hospitals, alternate care site providers, and physicians are heavily dependent on payment for their services by private insurers and governmental agencies. Changes in the reimbursement system could adversely affect our participation in the industry. Our products fall into the general category of infusion devices and related disposable products with regard to reimbursement issues. Except for payments made to our InfuSystem subsidiary, reimbursements are not paid directly to us. Rather, users of the product (i.e., healthcare providers) will often request that their patients’ health insurance provider provide them some form of reimbursement for the disposables that are consumed in therapy.

      We believe that the current trend in the insurance industry (both private and governmental) has been to eliminate cost-based reimbursement and to move towards fixed or limited fees for service, thereby encouraging providers to use the lowest cost method of delivering medications. This trend may discourage the use of our products, create downward pressure on our average prices, and, ultimately, negatively affect our revenues.

      InfuSystem depends primarily on third-party reimbursement for the collection of its revenues. InfuSystem is paid directly by third-party payors, often on a fixed fee basis, for infusion services provided to its customers. InfuSystem’s revenues comprised 26% of our consolidated revenues for the nine-month period ended September 30, 2003. If the average fees allowable by insurance carriers were reduced, the negative impact on revenues of InfuSystem could have a material adverse effect on our financial condition and results of operations.

Our industry is intensely competitive and changes rapidly. If we are unable to maintain a technological lead over our competitors, our business operations will suffer.

      The drug infusion industry is highly competitive. We compete in this industry based primarily on price, service, and product performance. Some of our competitors have significantly greater resources than we do for research and development, manufacturing, marketing and sales. As a result, they may be better able to compete for market share, even in areas in which our products may be superior. We continue our efforts to introduce clinically effective, cost-efficient products into the market, but the industry is subject to technological changes and we may not be able to maintain any existing technological advantage long enough to establish our products and to sustain profitability. If we are unable to effectively compete in our market, our financial condition and results of operations will materially suffer.

We rely on independent suppliers for parts and materials necessary to assemble our products. Any delay or disruption in the supply of parts may prevent us from manufacturing our products and negatively impact our operations.

      While we perform final assembly and testing of our completed infusion systems, certain component parts, as well as molded products, are obtained from outside vendors based on our specifications. The loss or breakdown of our relationships with these outside vendors could subject us to substantial delays in the delivery of our products to customers. Significant delays in the delivery of our products could result in possible cancellation of orders and the loss of customers. Furthermore, we have numerous suppliers of components and materials that are sole-source suppliers. Because these suppliers are the only vendors with which we have a relationship for that particular component or material, we may be unable to produce and sell products if one of these suppliers becomes unwilling or unable to deliver components or materials meeting our specifications. Our inability to manufacture and sell products to meet delivery schedules could have a material adverse effect on our reputation in the industry, as well as our financial condition and results of operations.

If one of our products proves to be defective or is misused by a healthcare practitioner or patient, we may be subject to claims of liability that could adversely affect our financial condition and the results of our operations.

      A defect in the design or manufacture of our products, or a failure of our products to perform for the use that we specify, could have a material adverse effect on our reputation in the industry and subject us to claims of liability for injuries and otherwise. Misuse of our product by a practitioner or patient that results in injury could similarly subject us to claims of liability. We currently have in place product liability insurance in the amount of $5,000,000 for liability losses, including legal defense costs. Any substantial underinsured loss would have a material adverse effect on our financial condition and results of operations. Furthermore, any impairment of our reputation could have a material adverse effect on our sales, revenues, and prospects for future business.

We are dependent on our proprietary technology and the patents, copyrights, and trademarks that protect our products. If competitors are able to independently develop products of equivalent or superior capabilities, the results of our operations could be adversely impacted.

      We rely substantially on proprietary technology and capabilities. We have filed patent applications in the United States for substantially all of our products. As of December 1, 2003, we held approximately 40 patents, including patents that relate to both the ON-Q Pain Relief System and the SoakerTMcatheter. We have also filed for intellectual property rights protection in all foreign countries in which we currently derive significant revenue. Our patents generally expire between 2009 and 2015, with the most significant patents expiring in 2009. Without sufficient intellectual property protection, our competitors may be able to sell products identical to ours and cause a downward pressure on the selling price of our products.

      There can be no assurance that pending patent or trademark applications will be approved or that any patents will provide competitive advantages for our products or will not be challenged or circumvented by competitors. Our competitors may also independently develop products with equivalent or superior capabilities or otherwise obtain access to our capabilities.

We manufacture the majority of our products in Mexico. Any difficulties or disruptions in the operation of our plant may adversely impact our operations.

      The majority of our products are manufactured by Block Medical de Mexico, S.A. de C.V, a wholly owned subsidiary. We may encounter difficulties with the uncertainties inherent in doing business in a foreign country, including economic, political, and regulatory uncertainties. Our stockholders’ equity may also be adversely affected by unfavorable translation adjustments arising from differences in exchange rates from period to period. In addition, we have not and currently do not hedge or enter into derivative contracts in an effort to address foreign exchange risk. If there are difficulties or problems in our Mexico facility, or other disruptions in our production and delivery process affecting product availability, these difficulties could have a material adverse effect on our business, financial condition, and results of operations.

A significant portion of our sales is to customers in foreign countries. We may lose revenues, market share, and profits due to exchange rate fluctuations and other factors related to our foreign business.

      In the nine months ended September 30, 2003, sales to customers in foreign countries comprised approximately 19% of our revenues. Our foreign business is subject to economic, political, and regulatory uncertainties and risks that are unique to each area of the world. Fluctuations in exchange rates may also affect the prices that our foreign customers are willing to pay, and may put us at a price disadvantage compared to other competitors. Potentially volatile shifts in exchange rates may negatively affect our financial condition and operations.

We currently rely on two distributors for a significant percentage of our sales. If our relationship with these distributors were to deteriorate, our sales may materially decline.

      During the nine-month period ending September 30, 2003, sales to B. Braun Medical S.A. (France) and B. Braun Medical, Inc., a national U.S. distributor, accounted for approximately 10% and 5%, respectively, of our net revenues. Any deterioration in our relationship with B. Braun Medical S.A. or B. Braun Medical, Inc. could cause a material decline in our overall sales and a material adverse effect on our business.

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates, judgments, and assumptions that may ultimately prove to be incorrect.

      The accounting estimates and judgments that management must make in the ordinary course of business affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. If the underlying estimates are ultimately proven to be incorrect, subsequent adjustments could have a material adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our financial statements. Restating financial statements could result in a material decline in the price of our stock.

Risk Factors Related Specifically to Our Common Stock

The average trading volume for our common stock is relatively low when compared to most larger companies. As a result, there may be less liquidity and more volatility associated with our common stock, even if our business is doing well.

      Our common stock has been traded publicly since February 13, 1990, and since then has had only a few market makers. The average daily trading volume for our shares during the month of December 2003 was approximately 174,691 shares. There can be no assurance that a more active or established trading market for our common stock will develop or, if developed, will be maintained.

      The market price of our common stock has been and is likely to continue to be highly volatile. For example, in the months of September, October, and November 2003, the highest reported sale price for the month was an average of 43% higher than the lowest reported sale price for the month. Market prices for securities of biotechnology and medical device companies, including ours, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that appear unrelated to the operating performance of particular companies. The following factors, among others, can have a significant effect on the market price of our securities:

•	announcements of technological innovations, new products, or clinical studies by us or others;

•	government regulation;

•	developments in patent or other proprietary rights;

•	future sales of substantial amounts of our common stock by existing stockholders or by us; and

•	comments by securities analysts and general market conditions.

      The realization of any of the risks described in these “Risk Factors” could have a negative effect on the market price of our common stock.

In the future, our common stock may be removed from listing on the Nasdaq quotation system and may not qualify for listing on any stock exchange, in which case it may be difficult to find a market in our stock.

      If our common stock is no longer traded on a national trading market, it may be more difficult for you to sell shares that you own, and the price of our common stock would likely be negatively affected. Currently, our common stock is traded on the Nasdaq National Market. Nasdaq has a number of continued listing requirements, including a minimum trading price requirement. Failure to comply with any Nasdaq continued listing requirement could cause our common stock to be removed from listing on Nasdaq. Should this occur, we may not be able to secure listing on other exchanges or quotation systems, and this would have a material adverse effect on the price and liquidity of our common stock.

Future sales of our common stock by existing stockholders could negatively affect the market price of our stock and make it more difficult for us to sell stock in the future.

      Sales of our common stock in the public market, or the perception that such sales could occur, could result in a decline in the market price of our common stock and make it more difficult for us to complete future equity financings. A substantial number of shares of our common stock and shares of common stock subject to outstanding warrants may be resold pursuant to currently effective registration statements. As of December 1, 2003, in addition to the shares to be sold in this offering, there are:

•	18,111,366 shares of common stock that have been issued in registered offerings and are freely tradable in the public markets,

•	250,011 shares of common stock underlying warrants which have been registered for resale under a Registration Statement on Form S-3 (Registration No. 333-109096);

•	151,000 shares of vested and unvested restricted common stock that have been issued under our restricted stock plans, and

•	an aggregate of 3,109,428 shares of common stock that may be issued on the exercise of stock options outstanding under our equity incentive plans.

      We cannot estimate the number of shares of common stock that may actually be resold in the public market because this will depend on the market price for our common stock, the individual circumstances of the sellers, and other factors. If stockholders sell large portions of their holdings in a relatively short time, for liquidity or other reasons, the market price of our common stock could decline significantly.

Anti-takeover devices may prevent a sale, or changes in the management, of I-Flow.

      We have in place several anti-takeover devices, including a stockholder rights plan, that may have the effect of delaying or preventing a sale, or changes in the management, of I-Flow. For example, one anti-takeover device provides for a board of directors that is separated into three classes, with their terms in office staggered over three year periods. This has the effect of delaying a change in control of the board of directors without the cooperation of the incumbent board. In addition, our bylaws do not allow stockholders to call a special meeting of stockholders or act by written consent, and also require stockholders to give written notice of any proposal or director nomination to us within a specified period of time prior to any stockholder meeting.

      We may also issue shares of preferred stock without stockholder approval and upon terms that our board of directors may determine in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding stock, and the holders of such preferred stock could have voting, dividend, liquidation, and other rights superior to those of holders of our common stock.

We do not pay dividends and this may negatively affect the price of our stock.

      I-Flow has not paid dividends on its common stock and does not anticipate paying dividends on its common stock in the foreseeable future. The future price of our common stock may be depressed because we do not pay dividends.

USE OF PROCEEDS

      Except as may be stated in the applicable prospectus supplement, we intend to use the net proceeds we receive from the sale of the securities offered by this prospectus for general corporate purposes, which may include the continued development of our direct sales force for the sales and marketing of our ON-Q system and the acquisition of companies or operations in the medical device or related industries.

DESCRIPTION OF SECURITIES

      The following is a general description of the terms and provisions of the securities we may offer and sell by this prospectus. These summaries are not meant to be complete. This prospectus and the applicable prospectus supplement will contain the material terms and conditions of each security. The prospectus supplement may add, update, or change the terms and conditions of the securities as described in this prospectus.

Capital Stock

      On the date of this prospectus, our authorized capital stock consists of 40,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following description of our capital stock sets forth general terms and provisions of our capital stock to which a prospectus supplement may relate. The following summary of our amended and restated certificate of incorporation and bylaws does not describe the amended and restated certificate of incorporation or bylaws entirely. We urge you to read our amended and restated certificate of incorporation and bylaws which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. See “Incorporation of Documents by Reference” on page 14.

Common Stock

      Voting Rights. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take stockholder action, unless a greater vote is required by law or specifically required by our amended and restated certificate of incorporation or bylaws. Special stockholder meetings may be called only by our board of directors, the chairman of the board of directors, or our president. Our amended and restated certificate of incorporation and bylaws provide that our stockholders may not act by written consent. In addition, our bylaws include an advance notice procedure with regard to the nomination of candidates for election as directors, other than by or at the direction of the board of directors, and with regard to matters to be brought before an annual or special meeting of stockholders. Our amended and restated certificate of incorporation provides that bylaws may not be adopted, altered, amended, or repealed by our stockholders except by the vote of the holders of not less than 80% of the outstanding stock entitled to vote upon the election of directors.

      Dividends and Other Rights. Holders of our common stock are entitled to receive, as, when and if declared by the board of directors from time to time, dividends and other distributions in cash, stock, or property from our assets or funds legally available for such purposes, subject to any dividend preferences that may be attributable to preferred stock that may be issued and outstanding. In the event of our liquidation, dissolution or winding up, after all liabilities and the holders of each series of preferred stock, if any, have been paid in full, the holders of our common stock are entitled to share ratably in all remaining assets available for distribution. Our common stock has no preemptive, subscription, redemption, or conversion rights. There are no sinking fund provisions applicable to our common stock.

      Classified Board of Directors. Our amended and restated certificate of incorporation provides for a classified board of directors. Our board is classified into three classes, each as nearly equal in number as possible. At each annual meeting, the successors to the class of directors whose terms expire at that meeting are elected for a term of office to expire at the third succeeding annual meeting after their election or until their successors have been duly elected and qualified. Delaware law provides that, unless the amended and restate certificate of incorporation provides otherwise, directors serving on a classified board of directors may be removed only for cause. Our amended and restated certificate of incorporation does not provide otherwise. Therefore, our directors may only be removed for cause.

      Rights Plan. Each outstanding share of our common stock is accompanied by a right to purchase our preferred stock, our common stock, or the common stock of a successor company pursuant to the terms of a stockholder rights agreement. Please refer to the discussion under the heading “I-Flow Corporation Rights Plan” on page 10 for more information about our rights plan.

      Delaware Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock. Delaware law, the existence of our Rights Plan, and the provisions of our amended and restated certificate of incorporation and bylaws may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

      Transfer Agent. American Stock Transfer & Trust Company is the Transfer Agent and Registrar for the shares of our common stock.

Preferred Stock

      Our amended and restated certificate of incorporation authorizes our board of directors, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to determine the powers, designations, rights, preferences, privileges, qualifications, and restrictions thereof, including dividend rights, conversion or exchange rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund provisions, any or all of which may be greater than the rights of our common stock. We filed a certificate of designation with the Secretary of State of the State of Delaware in connection with the adoption of our stockholder rights plan that designates 300,000 shares of our preferred stock as Series A Junior Participating Cumulative Preferred Stock. Our rights plan is discussed below under the heading “I-Flow Corporation Rights Plan.” At the date of this prospectus, no shares of our preferred stock are outstanding.

      The applicable prospectus supplement will describe the terms of each series of preferred stock, including:

•	the designation of the series and the number of shares offered;

•	the amount of the liquidation preference per share;

•	the initial public offering price of the shares to be sold;

•	the dividend rate applicable to the series;

•	the dates upon which dividends will be payable and the dates from which dividends will begin to accumulate;

•	any redemption or sinking fund provisions;

•	any conversion or exchange rights;

•	any anti-dilution provisions;

•	any additional voting and other rights, preferences, privileges and restrictions;

•	any listing of the series on an exchange;

•	the relative ranking of the series as to dividend rights and rights upon liquidation, dissolution, or winding up of I-Flow; and

•	any other material terms of the series.

      Our board of directors, without further stockholder approval, could issues a series of preferred stock with voting, conversion, and other rights that could adversely affect the voting power and other rights of the holders of our common stock. The issuance of preferred stock in certain circumstances could have the effect of delaying, deferring, or preventing a change in control of I-Flow, or could discourage bids for our common stock, even when a majority of our stockholders believe that such an acquisition would be in their best interests or would receive a premium for their stock over the then current market price. The issuance of a series of preferred stock could also adversely affect the market price of our common stock. Our board of directors will issue such a series of preferred stock only if it determines that such an issuance is in the best interests of I-Flow and its stockholders.

Effect of New Issuance

      If our board of directors were to issue a new series of common stock or preferred stock, the issuance of such shares could:

•	decrease the amount of earnings and assets available for distribution to existing common stockholders;

•	make removal of the present management more difficult;

•	result in restrictions upon the payment of dividends and other distributions to the existing common stockholders;

•	delay or prevent a change in control of I-Flow; or

•	limit the price that investors are willing to pay in the future for our existing common stock.

I-Flow Corporation Rights Plan

      On February 26, 2002, our board of directors authorized and declared a dividend of one right for each share of our common stock. On March 8, 2002, we entered into a Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, and filed a Certificate of Designation with the State of Delaware regarding our Series A Junior Participating Cumulative Preferred Stock. We paid the rights dividend to the holders of record of common stock as of the close of business on March 15, 2002. Common stock certificates issued after March 15, 2002, and prior to the Distribution Date (as defined in the Rights Agreement), contain a notation incorporating the Rights Agreement by reference. Currently, there are no separate rights certificates. Each right is attached to each share of our common stock and trades automatically with the common stock. Rights will not be separable from common stock or exercisable unless specified events described in the Rights Agreement occur. Upon the occurrence of the events described in the Rights Agreement, the rights will separate from the common stock and may thereafter become exercisable to purchase additional securities. The Rights Agreement can be found in the documents that are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. See “Incorporation of Documents by Reference” on page 14.

Description of Warrants

Terms of Warrants

      A prospectus supplement may relate to warrants that we may issue for the purchase of our preferred stock, common stock, or units of both of these types of securities. Warrants may be issued independently or together with preferred stock or common stock and may be attached to or separate from these securities. Each series of warrants will be issued under a separate warrant agreement. We will distribute a prospectus supplement with regard to each issue or series of warrants. Each such prospectus supplement will describe:

•	the title of the warrants;

•	the aggregate number of warrants to be issued and currently outstanding;

•	the price or prices at which the warrants will be issued;

•	the number or principal amount of securities purchasable upon exercise of the warrants and the exercise price of each warrant;

•	the procedures and conditions relating to the exercise of the warrants including: the date on which the right to exercise the warrants will commence and the date on which the right will expire, the maximum or minimum number of the warrants which may be exercised at any time, and any limitations relating to the exchange and exercise of such warrants;

•	in the case of warrants to purchase our preferred or common stock, any provisions for adjustment of the number or amount of shares of our preferred or common stock receivable upon exercise of the warrants or the exercise price of the warrants;

•	in the case of warrants to purchase preferred stock, the designation, stated value and terms, such as liquidation, dividend, conversion, and voting rights, of the series of preferred stock purchasable upon exercise of the warrants;

•	if applicable, the number of warrants issued with each share of our preferred or common stock, and the date on and after which the warrants and the related securities will be separately transferable;

•	if applicable, a discussion of any material federal income tax considerations; and

•	any other material terms of the warrants.

Exercise of Warrants

      Each warrant will entitle the holder of the warrant to purchase the securities, at the exercise price as shall be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

      Upon receipt of payment and a properly completed and duly executed warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchased upon exercise. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants. Prior to the exercise of any warrants, holders of the warrants will not have any of the rights of holders of the securities purchasable upon exercise, including, the right to vote or to receive any payments of dividends on the preferred or common stock purchasable upon exercise. Certificates for warrants to purchase securities will be exchangeable for new warrant certificates of different denominations.

PLAN OF DISTRIBUTION

      The securities that may be offered by this prospectus may be sold:

•	through agents;

•	to or through underwriters;

•	to or through broker-dealers (acting as agent or principal);

•	directly to purchasers, through a specific bidding or auction process or otherwise; or

•	through a combination of any such methods of sale.

      Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. The compensation may be in the form of discounts, concessions, or commissions to be received from us, from the purchasers of the securities, or from both us and the purchasers. The compensation received may be in excess of customary discounts, concessions, or commissions. Any underwriters, dealers, agents, or other investors participating in the distribution of the securities may be deemed to be “underwriters,” as that term is defined in the Securities Act of 1933, as amended (the “Securities Act”), and compensation and profits received by them on sale of the securities may be deemed to be underwriting commissions, as that term is defined in the rules promulgated under the Securities Act.

      Each time the securities are offered by this prospectus, the prospectus supplement, if required, will set forth:

•	the name of any underwriter, dealer, or agent involved in the offer and sale of the securities;

•	the terms of the offering;

•	any discounts concessions or commissions and other items constituting compensation received by the underwriters, broker-dealers, or agents;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers;

•	any securities exchanges on which the securities may be listed; and

•	the anticipated date of delivery of the securities.

      The securities may be sold at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices relating to the prevailing market prices, or at negotiated prices. If we engage in an at-the-market offering of securities, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to name the underwriter for such offering. The distribution of securities may be effected from time to time in one or more transactions, by means of one or more of the following transactions, which may include crosses or block trades:

•	exchange offers or other transactions on the Nasdaq National Market or any other organized market where the securities may be traded;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through put or call option transactions relating to the securities;

•	under delayed delivery contracts or other contractual commitments; or

•	a combination of such methods of sale.

      If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. This prospectus and the prospectus supplement will be used by the underwriters to resell the securities.

      To comply with the securities laws of certain states, if applicable, the securities offered by this prospectus will be offered and sold in those states only through registered or licensed brokers or dealers.

      Agents, underwriters, and dealers may be entitled under agreements which may be entered into with us to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act of 1933, as amended, or to contribution by us to payments they may be required to make in respect of such liabilities. The prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters, or dealers, or their respective affiliates, may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

      Our common stock is listed on the Nasdaq National Market. Unless otherwise specified in the applicable prospectus supplement, each other class or series of securities issued will be a new issue with no established trading market. We may elect to list any other class or series of securities on any exchange, but we are not currently obligated to do so. It is possible that one or more underwriters, if any, may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

      Certain persons participating in the offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. We make no representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the securities. For a description of these activities, see the information under the heading “Underwriting” in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) registering the securities that may be offered and sold hereunder. The registration statement, including the exhibits and schedules, contains additional relevant information about us and these securities that, as permitted by the rules and regulations of the SEC, we have not included in this prospectus. A copy of the registration statement can be obtained at the address set forth below. You should read the registration statement for further information about us and these securities.

      We file annual, quarterly and special reports, proxy statements, and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy these reports and other materials at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You can also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site that contains reports, proxy statements, and other information about issuers, like I-Flow Corporation, which file information and reports electronically with the SEC.

      The address of that web site is www.sec.gov. The periodic reports, proxy statements, and other materials that we file with the SEC can also be found on our web site at www.iflo.com.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC permits us to “incorporate by reference” information into this prospectus. This means that we can disclose important information about us and our financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC:

1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003, and September 30, 2003;

3. Our Proxy Statement dated April 4, 2003;

4. Our Current Reports on Form 8-K filed on April 29, 2003, July 29, 2003, September 3, 2003, and November 17, 2003, and our Current Report on Form 8-K/A filed on December 10, 2003; and

5. The descriptions of our capital stock contained in our Registration Statements on Form 8-A including any amendments or reports filed for the purpose of updating such descriptions.

      We also incorporate by reference all documents that we file with the SEC after the date of this prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, and prior to the sale of all securities registered hereunder or termination of the registration statement. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

      Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in the applicable prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You may request a copy of the filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

Corporate Secretary

20202 Windrow Drive
Lake Forest, California 92630
(949) 206-2700

      Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

EXPERTS

      The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from I-Flow Corporations’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting for goodwill and other intangible assets during 2002) which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

LEGAL MATTERS

      Gibson, Dunn & Crutcher LLP has rendered an opinion with respect to the validity of the securities being offered by this prospectus. If counsel for any underwriters passes on legal matters in connection with an offering of the securities described in this prospectus, we will name that counsel in the prospectus supplement relating to that offering.

FORWARD-LOOKING STATEMENTS

      We have made forward-looking statements in this prospectus that express our opinions about trends and factors that may impact future operating results. Statements that use words such as “believes,” “anticipates,” “expects,” “intends,” “plans,” or “estimates” or use similar expressions are intended to identify forward-looking statements.

      Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expected, and readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated or subsequent events. Readers are also urged to carefully review and consider the various disclosures made by us in this report which seek to advise interested parties of the risks and other factors that affect our business. Interested parties should also review our reports on Forms 10-K, 10-Q, and 8-K and other reports that are periodically filed with the Securities and Exchange Commission. The risks affecting our business include, among others: implementation of our direct sales strategy; dependence on our suppliers and distributors; reliance on the success of the home health care industry; our continuing compliance with applicable laws and regulations, such as the Food, Drug and Cosmetic Act, and the FDA’s concurrence with our management’s subjective judgment on compliance issues; the reimbursement system currently in place and future changes to that system; competition in the industry; economic and political conditions in foreign countries; currency exchange rates; technological changes; and product availability and acceptance. All forward-looking statements, whether made in this report or elsewhere, should be considered in context with the various disclosures made by us about our business.

2,600,000 Shares

I-Flow Corporation

Common Stock

PROSPECTUS SUPPLEMENT

SG Cowen

First Albany Capital
Lazard
Roth Capital Partners
Merriman Curhan Ford & Co.

                         , 2004